EXHIBIT 99.2

 EXECUTION COPY

NEW FOUND GOLD CORP.

and

MARITIME RESOURCES CORP.

Arrangement Agreement

September 4, 2025

TABLE OF CONTENTS

Article 1
INTERPRETATION

Article 2
THE ARRANGEMENT

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company	24
Section 3.2	Representations and Warranties of the Purchaser	47
Section 3.3	Survival of Representations and Warranties	61

Article 4
COVENANTS

( i )

Article 5
ADDITIONAL AGREEMENTS

Article 6
TERM AND TERMINATION

Section 6.1	Term	83
Section 6.2	Termination	83
Section 6.3	Effect of Termination/Survival	85
Section 6.4	Notice and Cure Provisions	85

Article 7
CONDITIONS PRECEDENT

Section 7.1	Mutual Conditions Precedent	86
Section 7.2	Additional Conditions Precedent to the Obligations of the Company	87
Section 7.3	Additional Conditions Precedent to the Obligations of the Purchaser	88

Article 8
GENERAL

SCHEDULES

Schedule A FORM OF PLAN OF ARRANGEMENT

Schedule B ARRANGEMENT RESOLUTION

( ii )

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of September 4, 2025

BETWEEN

NEW FOUND GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(the “Purchaser”)

- and -

MARITIME RESOURCES CORP., a corporation existing under the laws of the Province of British Columbia

(the “Company”)

RECITALS:

A.	The Parties are proposing an arrangement involving, among other things, the acquisition by the Purchaser of all of the outstanding Common Shares pursuant to the Arrangement, as provided in this Agreement.
B.	The Board, after receiving financial and legal advice and the Fairness Opinions, has unanimously determined that the Arrangement is fair to the Shareholders and that the Arrangement is in the best interests of the Company and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Shareholders vote in favour of the Arrangement Resolution.
C.	The Purchaser has entered into the Support Agreements with the Supporting Shareholders.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.3 hereof; (b) that contains confidentiality restrictions that are no less favourable to the Company than those set out in the Confidentiality Agreement; (c) that does not permit the third party to acquire any securities of the Company or any of its Subsidiaries; and (d) that contains customary standstill provisions that only permits the third party to, either alone or jointly with others, to make an Acquisition Proposal to the Board that is not publicly announced;

“Acquisition Proposal” means any (a) offer, proposal or inquiry (written or oral) from any person or group of persons after the date of this Agreement relating to: (i) any direct or indirect acquisition, take-over bid, exchange offer, treasury issuance of securities, sale of securities or other transaction by any person or group of persons of voting, equity or other securities of the Company or any of its Subsidiaries (or securities convertible into or exchangeable or exercisable for voting, equity or other securities) that, if consummated, would result in such person or group of persons owning 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting, equity or other securities); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination in respect of the Company or any of its Subsidiaries whose assets or revenues individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of the Company and its Subsidiaries; (iii) any direct or indirect acquisition or purchase, whether in a single transaction or a series of related transactions, by any person or group of persons of any assets of the Company or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated book value of the assets of the Company and its Subsidiaries or 20% or more of the consolidated revenue of the Company and its Subsidiaries, in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record; or (iv) any other similar transaction, series of transactions or arrangement having a similar economic effect, involving the Company or any of its Subsidiaries, (b) public announcement of or of an intention to do any of the foregoing, or (c) modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination, sale of assets, sale of securities, treasury issuance of securities, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Company or any of its Subsidiaries, and in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this arrangement agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended December 31, 2024 and 2023, including the report of auditor thereon and the notes thereto;

“Arrangement” means an arrangement under pursuant to the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations made thereto in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board” means the board of directors of the Company;

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2);

“Business Day” means a day other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia;

“Collective Agreements” means collective agreements or similar union agreements relating to employment matters and related documents including benefit agreements, letters of understanding, letters of intent and other written communications by which the Company or any of its Subsidiaries is bound or which impose any obligations upon the Company or any of its Subsidiaries or set out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective agreements;

“Common Shares” means the common shares in the capital of the Company;

“Company Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto, and information incorporated by reference) to be sent to the Shareholders in connection with the Company Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement;

“Company Contractor” means the third-party independent contractors of the Company and its Subsidiaries;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to the Purchaser with this Agreement;

“Company Employees” means the officers and employees of the Company and its Subsidiaries;

“Company Exploration Projects” means all of the exploration properties of the Company, as described in the Company Disclosure Letter;

“Company Meeting” means the annual and special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“Company Processing Plants” means the Pine Cove Mill and the Nugget Pond Gold Plant, as described in the Company Disclosure Letter;

“Company Property” means the properties comprising the Hammerdown Gold Project, the Point Rousse Project, and the Company Exploration Projects, as described in the Company Disclosure Letter;

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR+ since January 1, 2024 and prior to the date hereof that are publicly available on the date hereof;

“Company Shareholder Approval” has the meaning ascribed thereto in Section 2.2(b);

“Confidentiality Agreement” means the confidentiality agreement dated April 22, 2025 between the Company and the Purchaser;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, consisting of 0.750 of a Purchaser Share;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party or any of its Subsidiaries is a party or by which the Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“D&O Indemnified Parties” has the meaning ascribed thereto in Section 4.10;

“Data Room” means the documents contained in the virtual data room established by the Company as at 5:00 p.m. (Vancouver time) on September 3, 2025;

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Employee Plans” means all benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of the Company or any of its Subsidiaries, sponsored or funded by the Company or any of its Subsidiaries, under which the Company or any of its Subsidiaries has any liability, contingent or otherwise, other than benefit plans established pursuant to statute;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including public health) and all sewer systems;

“Environmental Approvals” means all Permits, issued or required to be issued pursuant to any Environmental Law;

“Environmental Laws” means Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; processing, distribution, use, handling, transport, management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; Releases or threatened Releases of Hazardous Substances and all Environmental Approvals;

“Fairness Opinions” means the opinions of the Financial Advisor and Opinion Provider that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders;

“Final Order” means the final order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration and the Replacement Options, pursuant to Section 291 of the BCBCA approving the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financial Advisor” means SCP Resource Finance LP;

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSXV or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hammerdown Gold Project” means the Company’s Hammerdown Gold Project, as described in the Company Disclosure Letter;

“Hazardous Substances” means any substance, material or waste that is regulated, prohibited, listed, defined, designated or classified as hazardous, dangerous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Interim Financial Statements” means the unaudited condensed consolidated financial statements of the Company as at, and for the three and six months ended June 30, 2025 and June 30, 2024, including the notes thereto;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration and the Replacement Options, to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 and made pursuant to Section 291 of the BCBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which a Party or any of its Subsidiaries directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of such Party, and any subsidiary of any such entity;

“Laws” means all laws, statutes, treaties, conventions, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or policies, guidelines, protocols or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Intent” means the letter of intent dated July 31, 2025 between the Company and the Purchaser;

“Liens” means any mortgage, hypothec, prior claim, lease, sublease, easement, encroachment, servitude, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind;

“Litigation” has the meaning ascribed thereto in Section 4.1(l);

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(e);

“Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that individually or in the aggregate with other such facts, state of facts, changes, effects, events, circumstances, occurrences or developments, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, capitalization, assets, properties, liabilities (including any contingent liabilities), or condition (financial or otherwise) of the Company and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change, development or condition in or relating to political, economic or financial or capital market conditions, whether globally or in Canada;
(b)	any change or proposed change in Law or IFRS or the interpretation, application or non-application of any Law;
(c)	any change affecting the mining industry as a whole;
(d)	any epidemic, pandemic, disease outbreak, other health crisis or public health event including any worsening or re-occurrence thereof;
(e)	any natural disaster, armed hostilities, war or act of terrorism;
(f)	any change in currency exchange, interest or inflation rates;
(g)	any change in the market price of gold;
(h)	a change in the market price or trading volume of the Common Shares (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(i)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Company and its Subsidiaries, on a consolidated basis, or disproportionately materially adversely affect the Company and its Subsidiaries in comparison to other comparable persons who operate in the industry in which the Company and its Subsidiaries operate and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Company Contract” means any Contract of the Company or any of its Subsidiaries: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money; (iii) under which indebtedness of the Company or any of its Subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or any of its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness; (iv) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company or any of its Subsidiaries; (v) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1,000,000 over the remaining term; (vi) providing for the establishment, investment in, organization or formation of any Joint Venture, strategic relationship, limited liability company or partnership; (vii) that creates an exclusive dealing arrangement or right of first offer or refusal or similar rights or terms to any person; (viii) with a Governmental Authority; (ix) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1,000,000; (x) that limits or restricts (A) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom the Company or any of its Subsidiaries may sell or acquire assets, products or deliver or obtain services; (xi) any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of the Company Property; (xii) any standstill or similar Contract currently restricting the ability of the Company or any of its Subsidiaries to offer to purchase or purchase the assets or equity securities of another person; (xiii) that provides for indemnification by the Company or any of its Subsidiaries or the assumption of any Tax, environmental, or other liability of any person; (xiv) that is material to the Company and related to the Company Processing Plants or the operation of, or the exploitation, extraction, development or production of gold from, the Company Property; or (xv) that is otherwise material to the Company;

“material fact” has the meaning attributed to such term under the Securities Act;

“Material Purchaser Contract” means any Contract of the Purchaser that (A) is material to the Purchaser or (B) if terminated or modified or if it ceased to be in effect would reasonably be expected to have a Purchaser Material Adverse Effect;

“MD&A” means the management discussion and analysis filed in conjunction with the Financial Statements and included in the Company Public Disclosure Record or Purchaser Public Disclosure Record, as applicable;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(n)(iii);

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 52-110” means National Instrument 52-110 - Audit Committees;

“Nugget Pond Gold Plant” has the meaning ascribed thereto in the Company Disclosure Letter;

“NYSE American” means the NYSE American stock exchange;

“OHSA” shall have the meaning ascribed thereto in Section 3.1(x);

“Omnibus Equity Incentive Plan” means the omnibus equity incentive plan of the Company, dated July 3, 2024;

“Opinion Provider” means Canaccord Genuity Corp.;

“Optionholder” means a holder of Options;

“Options” means the outstanding options to purchase Common Shares issued pursuant to and/or governed by the Omnibus Equity Incentive Plan, as listed in the Company Disclosure Letter;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances of such case in the context of the provisions of this Agreement;

“Outside Date” means February 27, 2026 or such later date as may be agreed to in writing by the Parties;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, decree, order, direction, grant, approval, classification, registration, waiver, exemption, agreement or other authorization of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Pine Cove Mill” has the meaning ascribed thereto in the Company Disclosure Letter;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Point Rousse Project” means the Company’s Point Rousse Project, as described in the Company Disclosure Letter;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.5(1);

“Proceedings” has the meaning ascribed thereto in Section 3.1(p);

“Purchaser Annual Financial Statements” means the audited consolidated financial statements of the Purchaser for the financial years ended December 31, 2024 and 2023, including the report of auditor thereon and the notes thereto;

“Purchaser Board” means the board of directors of the Purchaser;

“Purchaser Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Purchaser and delivered to the Company with this Agreement;

“Purchaser Financial Advisor” means BMO Capital Markets;

“Purchaser Financial Statements” means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements;

“Purchaser Interim Financial Statements” means the unaudited consolidated financial statements of the Company as at, and for the three and six months ended June 30, 2025 and June 30, 2024, including the notes thereto;

“Purchaser Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that individually or in the aggregate with other such facts, state of facts, changes, effects, events, circumstances, occurrences or developments, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, capitalization, assets, properties, liabilities (including any contingent liabilities), or condition (financial or otherwise) of the Purchaser and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change, development or condition in or relating to political, economic or financial or capital market conditions, whether globally or in Canada;
(b)	any change or proposed change in Law or IFRS or the interpretation, application or non-application of any Law;
(c)	any change affecting the mining industry as a whole;
(d)	any epidemic, pandemic, disease outbreak, other health crisis or public health event including any worsening or re-occurrence thereof;
(e)	any natural disaster, armed hostilities, war or act of terrorism;
(f)	any change in currency exchange, interest or inflation rates;
(g)	any change in the market price of gold;
(h)	a change in the market price or trading volume of the Purchaser Shares (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred); or
(i)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Purchaser, or disproportionately materially adversely affect the Purchaser in comparison to other comparable persons who operate in the industry in which the Purchaser operates and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Property” means the Queensway Gold Project, as described in the Purchaser Public Disclosure Record;

“Purchaser Public Disclosure Record” means all documents filed by or on behalf of the Purchaser on SEDAR+ since January 1, 2024 and prior to the date hereof that are publicly available on the date hereof;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, impact study, risk analysis, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response, compensation measure or remedial work, in each case in relation to environmental matters;

“Replacement Option” means an option to purchase a Purchaser Share (subject to the terms and conditions of the option) to be issued by the Purchaser to former holders of Options;

“Representatives” means, in respect of a Party, any officer, director, employee, consultant, representative (including financial, legal or other advisor) or agent of the Party or any of its Subsidiaries;

“Required Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by applicable Law or a Governmental Authority, in each case in connection with the Arrangement including, without limitation, the approval of the TSXV;

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

“Securityholder” means, collectively, the Shareholders, the Optionholders, and the Warrantholders;

“SEDAR+” means the System for Electronic Data Analysis Retrieval +;

“Shareholder” means a holder of one or more Common Shares;

“Special Board Advisor” means Paradigm Capital Inc.;

“Subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and
(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party of the Company (other than the Purchaser), made after the date of this Agreement, to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of this Agreement;
(b)	the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is (i) in the best interests of the Company; and (ii) is more favourable to the Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.4);
(c)	is made available to all of the Shareholders on the same terms and conditions;
(d)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares or assets, as the case may be;
(e)	is not subject to any due diligence or access condition; and
(f)	the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c);

“Support Agreements” means the voting and support agreements, including all amendments thereto, between the Purchaser and each of the Supporting Shareholders setting forth the terms and conditions upon which such Supporting Shareholder agrees to vote their Common Shares in favour of the Arrangement resolution;

“Supporting Shareholders” means the persons who are party to the Support Agreements, including, but not limited to each of the Company’s directors and officers, other than the Purchaser;

“Tax” or “Taxes” means, with respect to any person, (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any supranational, national, federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, employer health taxes, withholding taxes, global minimum or “Pillar 2” taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and government pension plan premiums and contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever; (b) any interest, penalties, additional taxes, fines and other charges and additions that may become payable on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada);

“Termination Fee” has the meaning ascribed thereto in Section 5.6(2);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.6(2);

“Transaction Personal Information” has the meaning ascribed thereto in Section 8.1;

“TSXV” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrantholder” means a holder of one or more Warrants; and

“Warrants” means the common share purchase warrants of the Company, as described in the Company Disclosure Letter.

Section 1.2 Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

Section 1.3 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

Section 1.4 Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the knowledge and information of Garett Macdonald, Germaine M. Coombs and Perry Blanchard after making reasonable inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the knowledge and information of Keith Boyle, Melissa Render and Michael Kanevsky after making reasonable inquiry regarding the relevant matter.

Section 1.5 Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder. For greater certainty, any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.6 Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Section 1.7 Schedules

The following are the Schedules to this Agreement:

Schedule A - Form of Plan of Arrangement

Schedule B - Arrangement Resolution

Article 2
THE ARRANGEMENT

Section 2.1 The Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before October 10, 2025, the Company shall, in a manner reasonably acceptable to the Purchaser, file, proceed with, and diligently pursue an application to the Court for the Interim Order pursuant to Section 291 of the BCBCA, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;
(b)	that the requisite approval for the Arrangement Resolution (collectively, the “Company Shareholder Approval”) shall be the affirmative vote of at least: (i) two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting on the basis of one vote per Common Share held; (ii) two-thirds of the votes cast on the Arrangement Resolution by Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Company Meeting, voting together as a single class, on the basis of one vote per Common Share and Option held; and (iii) and to the extent required under Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting, voting as a single class, excluding, for this purpose, the votes cast by those persons whose votes are required to be excluded pursuant to Section 8.1(2) of MI 61-101 on the basis of one vote for each Common Share held;
(c)	that each Shareholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response within a specified reasonable time;
(d)	that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(e)	that the Parties intend to rely upon the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair and reasonable to the Shareholders;
(f)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;
(g)	that the deadline for the submission of proxies by Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the time of the Company Meeting, subject to waiver by the Company in accordance with the terms of this Agreement;
(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;
(i)	that the Company Meeting may be adjourned or postponed from time to time by the Company with the prior written consent of the Purchaser, in accordance with the terms of this Agreement without the need for additional approval of the Court;
(j)	confirmation of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Company Meeting in accordance with the Interim Order;
(k)	that the record date for the Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law or with the prior written consent of the Purchaser; and
(l)	for such other matters as the Purchaser or the Company (with the prior written consent of the other, such consent not to be unreasonably withheld or delayed) may reasonably require.

Section 2.3 Company Meeting

(1)	Subject to the receipt of the Interim Order and the terms of this Agreement, the Company shall:
(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s constating documents and applicable Laws as soon as reasonably possible, but in any event on or before November 14, 2025 (or such later date as may be agreed to by the Parties in writing), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required under Section 2.3(1)(k) or Section 5.4(5), or as required for quorum purposes (in which case, the Company Meeting, shall be adjourned and not cancelled) or as required by applicable Law or by a Governmental Authority;

(b)	use its commercially reasonable efforts to, subject to the terms of this Agreement solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including at the Company’s discretion or if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution;
(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;
(d)	consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives (including its legal counsel) to attend the Company Meeting;
(e)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution, including the manner in which the applicable securities have been voted;
(f)	promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or, to the knowledge of the Company, threatened to be brought by) any person in opposition to the Arrangement, written notice of dissent and/or purported exercise or withdrawal of Dissent Rights, and, subject to applicable Laws, provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such person and to participate in any discussions, negotiations or proceedings involving such person. This Section 2.3(1)(f) shall not apply in respect of a Superior Proposal, for which Section 5.2 shall apply;
(g)	The Company shall not make any payment, settle or compromise, or agree to make any payment, settle or compromise, any such claims or Dissent Rights without the prior written consent of the Purchaser;
(h)	not change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Interim Order, or with the Purchaser’s prior written consent;

(i)	not, without the prior consent of the Purchaser, waive the deadline for the submission of proxies by Shareholders for the Company Meeting;
(j)	at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of (i) the registered Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all persons having rights issued by the Company to acquire Common Shares (including Optionholders and Warrantholders), and (iii) participants and book-based nominee registrants such as CDS & Co. (as nominee for The Canadian Depository for Securities Limited), CEDE & Co. (as nominee for The Depository Trust Company), and their respective participants, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares, all as can be reasonably obtained by the Company using the procedures set forth under Securities Laws. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request; and
(k)	if the Company Meeting is to be held during a Matching Period, at the request of the Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than ten (10) Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five (5) Business Days prior to the Outside Date.

Section 2.4 Company Circular

(1)	The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser and its legal counsel, the Company Circular together with any other documents required by applicable Laws in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Shareholder and other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(1)(a), provided that the Purchaser shall have complied with Section 2.4(4).
(2)	The Company shall ensure that at the time of mailing thereof, the Company Circular complies in all material respects with applicable Laws, does not contain any Misrepresentation (other than, in each case, with respect to any written information provided by the Purchaser and its representatives for inclusion in the Company Circular, including Purchaser information incorporated by reference in the Company Circular) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (a) a copy of the Fairness Opinions, (b) a statement that the Board has received the Fairness Opinions, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (c) a statement that each Supporting Shareholder intends to vote all of such Shareholder’s applicable securities in favour of the Arrangement Resolution.

(3)	The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular and any information describing the terms of the Arrangement and/or the Plan of Arrangement must be in a form and content satisfactory to the Purchaser, acting reasonably.
(4)	The Purchaser shall provide to the Company all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information (including with respect to any information incorporated by reference) does not contain any Misrepresentation.
(5)	Each Party shall promptly notify the other Party if, at any time before the Effective Date, it becomes aware (in the case of the Company, only in respect of information relating to the Company and its Subsidiaries and in the case of the Purchaser, only in respect of information relating to the Purchaser) that the Company Circular or other related documents contain a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate, in a manner consistent with this Section 2.4 above, in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Authority as required.

Section 2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting, or such other date as may be agreed to by the Parties in writing, acting reasonably.

Section 2.6 Court Proceedings

Subject to the terms of this Agreement, the Purchaser shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required to be supplied by the Purchaser in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and, subject to the approval of the Arrangement Resolution at the Company Meeting, the Final Order;

(2)	provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable and due consideration to all comments of the Purchaser and its legal counsel;
(3)	provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or the Final Order;
(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;
(5)	subject to applicable Laws, not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, provided that nothing herein shall require the Purchaser to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;
(6)	oppose any proposal from any person that the Final Order contain any provision inconsistent with this Agreement, and if, at any time after the issuance of the Final Order and prior to the Effective Time, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser; and
(7)	not unreasonably object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably; provided that Company is advised of the nature of such submissions with reasonably sufficient time prior to such hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7 Convertible Securities

The Parties acknowledge and agree that the outstanding Warrants shall be treated in accordance with their terms and the Plan of Arrangement, and the Options shall be arranged pursuant to the terms of the Plan of Arrangement.

Section 2.8 Effective Date

(1)	On the third (3rd) Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, the Arrangement shall become effective at the Effective Time on the Effective Date, whereupon, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality.

(2)	From and after the Effective Time on the Effective Date, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the BCBCA. Unless otherwise mutually agreed to in writing by the Parties, the closing of the Arrangement will take place electronically via an electronic closing room.

Section 2.9 Payment of Consideration

Following receipt by the Company of the Final Order and in any event not later than the Effective Time on the Effective Date, the Purchaser will deposit in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) with the Depositary sufficient Purchaser Shares to satisfy the aggregate Consideration payable by the Purchaser pursuant to the Plan of Arrangement (other than payments to Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

Section 2.10 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that: (i) the Consideration Shares to be issued pursuant to the Arrangement, excluding any Purchaser Shares issuable upon exercise of Warrants (which may only be exercised pursuant to a then-available exemption from or exclusion to, the registration requirements of the U.S. Securities Act); and (ii) the Replacement Options to be issued to holders of Options in exchange for such Options upon completion of the Arrangement, will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.10. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;
(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement prior to the hearing required to approve the Arrangement;
(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Shareholders;
(d)	the Company will ensure that each person entitled to receive the Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	each person entitled to receive Consideration Shares and Replacement Options will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;
(f)	the Interim Order approving the Company Meeting will specify that each person entitled to receive Consideration or Replacement Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of Section 3(a)(10) of the U.S. Securities Act;
(g)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Shareholders to whom the Consideration will be issued and the holders of Options to whom the Replacement Options will be issued; and
(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Purchaser, pursuant to the Plan of Arrangement.”

Section 2.11 Withholding Taxes

The Company, the Purchaser and the Depositary, as applicable, shall be entitled to deduct or withhold, or direct any other person to deduct or withhold on their behalf, from any consideration or amount otherwise payable or deliverable to any Securityholder and any other person under this Agreement or the Plan of Arrangement (including, without limitation, any payments to Shareholders exercising Dissent Rights), such amounts as the Company, the Purchaser or the Depositary, as the case may be, may reasonably determine is required to be deducted or withheld with respect to such amount otherwise payable or deliverable under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the person, in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority, by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. Each Party and the Depositary, as applicable, are hereby authorized to sell or otherwise dispose of such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and the Company, the Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such person any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and none of the Company, the Purchaser or the Depositary shall be under any obligation to obtain or indemnify any Securityholder in respect of a particular price for the Consideration Shares so sold.

Section 2.12 Income Tax Matters

The Parties intend that the exchange of Common Shares for Consideration Shares pursuant to the Plan of Arrangement shall be structured as a tax-deferred share-for-share exchange pursuant to subsection 85.1(1) of the Tax Act, subject to a Shareholder’s option to choose to recognize its capital gain (or capital loss) in the manner provided in subsection 85.1(1) of the Tax Act and, other than the Consideration Shares, no consideration is being provided to holders of Common Shares.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company

Except as specifically disclosed in the Company Disclosure Letter, the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Corporate Capacity. The Company and each of its Subsidiaries is a corporation duly incorporated, validly existing and is in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate and legal power and capacity to own, lease and operate its assets and properties as now owned and to carry on its business as it is now being carried on. The Company and each of its Subsidiaries is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification, licensing or registration necessary. The Company has provided the Purchaser with complete and correct copies of the constating documents of the Company and each of its Subsidiaries, as may have been amended prior to the date of this Agreement.
(b)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and Company Shareholder Approval) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining Company Shareholder Approval, the Interim Order and the Final Order, the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement, or, to the knowledge of the Company, the ability of the Purchaser to conduct operations at the Company Property and Company Processing Plants in the same manner, in all material respects, as being currently conducted by the Company or any of its Subsidiaries as of the date hereof, other than:
(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;
(ii)	the Final Order, and any filings required in order to obtain the Final Order; and
(iii)	the Required Regulatory Approvals.
(d)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(c) and the approvals disclosed in Section 3.1(d) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):
(i)	result in a contravention, breach, violation or default under any Law applicable to the Company or any of its Subsidiaries, or any of the Company Property or assets of the Company or any of its Subsidiaries;
(ii)	result in a contravention, conflict, violation, breach or default under the constating documents of the Company or any of its Subsidiaries;
(iii)	result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or other change in any right or obligation, or loss of any benefit under, or require any approval under, any Material Company Contract or material Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which the Company Property, Company Processing Plants, or any assets of the Company or any of its Subsidiaries is subject or give to any person any interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such Material Company Contracts or Material permits; or

(iv)	result in the suspension or material alteration in the terms of any Permit held by the Company or any of its Subsidiaries, or in the creation of any Lien upon any of the Company Property, Company Processing Plants or assets of the Company or any of its Subsidiaries.
(e)	Capitalization.
(i)	The authorized capital of the Company consists of an unlimited number of Common Shares. As at the Business Day immediately prior to the date of this Agreement, there were (A) 123,873,151 Common Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable, (B) 3,361,280 Options outstanding under the Omnibus Equity Incentive Plan, providing for the issuance of 3,361,280 Common Shares upon the exercise thereof, and (C) Warrants outstanding providing for the issuance of 22,517,912 Common Shares upon the exercise thereof. All Common Shares issuable upon the exercise or settlement of Options and Warrants have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any Law or purchase option, call option, right of first refusal or offer, pre-emptive right, subscription right or any similar right provided for in any applicable Law, constating documents, organizational documents, or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. No Common Shares or Warrants have been issued, and no Options have been granted, in violation of any Law or purchase option, call option, right of first refusal or offer, pre-emptive right, subscription right or any similar right provided for in any applicable Law, constating documents, organizational documents, or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound.
(ii)	There is no outstanding contractual obligation of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such Common Shares, Options or Warrants or to qualify any securities of the Company or any of its Subsidiaries for public distribution in Canada or elsewhere. There are no notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any person, directly or indirectly, the right to vote with the holders of Common Shares or on any matter.
(iii)	Except for the outstanding Options and Warrants disclosed in Section 3.1(e)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any other outstanding agreement, subscription, warrant, option, right or commitment (nor has the Company or any of its Subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Company or any of its Subsidiaries to issue or sell any Common Shares or other securities of the Company or any of its Subsidiaries, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Common Shares or other security of the Company or its Subsidiaries.

Except for the Options, neither the Company nor any of its Subsidiaries has any share or stock appreciation right, phantom equity, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Common Share price, income or any other attribute of or related to the Company.

(iv)	The Common Shares are listed and posted for trading on the TSXV (under the symbol “MAE”) and quoted for trading on the OTCID, and no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.
(v)	Section 3.1(e)(v) of the Company Disclosure Letter sets out a complete and correct list of all outstanding Options, the number of Common Shares subject to such Options, the grant date, exercise price, vesting schedule and terms, expiration date and other material terms, as applicable, of each such Option and the names of the holders of such Options and whether each such holder is a current director of the Company or current officer, consultant or employee of the Company.
(vi)	Section 3.1(e)(vi) of the Company Disclosure Letter sets out a complete and correct list of all outstanding Warrants, the number of Common Shares subject to such Warrants, the expiration date, exercise price and other material terms, as applicable, of each such Warrant and the names of the holders of such Warrants.
(f)	Subsidiaries.
(i)	The Company does not have Subsidiaries or hold, directly or indirectly, any interests in any person, including any equity interests, other than those listed in Section 3.1(f) of the Company Disclosure Letter. None of the Company’s Subsidiaries is prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s shares, or from repaying to the Company any loans or advances made thereto.
(ii)	The following information with respect to each of the Company’s Subsidiaries is accurately set out in Section 3.1(f) of the Company Disclosure Letter: (A) its name; (B) the Company’s percentage equity ownership of it (and if the Company does not beneficially own 100% of the equity interest of such Subsidiary, the other registered holder(s) of capital stock or other equity interests of such Subsidiary and the amount and percentage of such holder’s equity ownership); and (C) its jurisdiction of incorporation, organization or formation.

(iii)	The Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any of the Company’s Subsidiaries.
(iv)	All of the issued and outstanding shares or other equity securities in the capital of each of the Company’s Subsidiaries are: (A) validly issued, fully-paid and, where the concept exists, non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and all such shares or other equity interests are owned free and clear of all Liens, other than as set out in Section 3.1(t)(i) of the Company Disclosure Letter; and (B) free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares or any other equity interests.
(g)	Shareholder and Similar Agreements. Except as disclosed in Section 3.1(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding securities in the capital of the Company or any of its Subsidiaries.
(h)	Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces of British Columbia and Alberta, and is not on the list of reporting issuers in default under applicable Securities Laws in the provinces of British Columbia and Alberta, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws. Trading in the Common Shares on the TSXV is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, no inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the TSXV is in effect or ongoing or expected to be implemented or undertaken. To the knowledge of the Company, the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any other securities Laws. Since January 1, 2023, the Company has filed all documents required to be filed by it in all material respects in accordance with applicable Securities Laws and the rules and policies of the TSXV. The documents and information comprising the Company Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSXV and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report that at the date hereof remains confidential or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any securities commissions or similar regulatory authority.

There are no outstanding or unresolved comments in comment letters from any securities commission or other similar regulatory authority with respect to any of the documents and information comprising the Company Public Disclosure Record and, to the knowledge of the Company, neither the Company nor any such documents or information is subject of ongoing audit, review or comment by any securities commission or other similar regulatory authority or the TSXV. Neither the Company nor any of its Subsidiaries is required to file reports under Section 13 or 15(d) of the U.S. Exchange Act or is required to register as an “investment company” under the United States Investment Company Act of 1940. The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(i)	Financial Statements.
(i)	The Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (A) as may otherwise be stated in the notes to such statements or, in the case of the Annual Financial Statements, in the auditor’s report thereon and (B) except that the Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (subject, in the case of the Interim Financial Statements, to normal period end adjustments). The Company does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Financial Statements.
(ii)	Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the published financial statements of the Company or the Company Public Disclosure Record.
(iii)	To the knowledge of the Company, the Company has received no: (A) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (B) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(iv)	There are no outstanding loans made by the Company or any of its Subsidiaries to any director, officer or shareholder of the Company or its Subsidiaries.
(v)	The financial books, records and accounts of the Company and each of its Subsidiaries have been maintained in all material respects in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each Subsidiary on a basis consistent with prior years and in accordance with the applicable Laws of its jurisdiction of incorporation.
(j)	Undisclosed Liabilities. Except as disclosed in the Company Disclosure Letter, and other than: (i) liabilities, obligations, commitments and contingencies that are specifically presented in the Annual Financial Statements as of December 31, 2024, including in the notes thereto, or the Interim Financial Statements and MD&A; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2025, the Company and its Subsidiaries have not incurred any liabilities or obligations of any nature that are of the manner required to be presented on the financial statements in accordance with IFRS, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.
(k)	Auditors. The Company’s auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a reportable event (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Company’s auditors.
(l)	Absence of Certain Changes. Except as disclosed in the Company Public Disclosure Record or Section 3.1(l) of the Company Disclosure Letter, since December 31, 2024:
(i)	the Company and each of its Subsidiaries has conducted its business only in the ordinary course of business;
(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;
(iii)	there has not been any material write-down by the Company or any of its Subsidiaries of any of the assets of the Company or any of its Subsidiaries;
(iv)	other than in accordance with the Company’s budget currently in effect, upgrades to the Pine Cove Mill to process ore from the Hammerdown Gold Project, expenditures related to the Hammerdown Gold Project consistent with the Company Public Disclosure Record, additional exploration programs and grade control activities, there has not been any material expenditure or commitment to expend by the Company or any of its Subsidiaries with respect to capital expenses;

(v)	there has not been any material acquisition or sale, lease, license or other disposition or encumbrance by the Company or any of its Subsidiaries with respect to the Company Property or Company Processing Plants, other than, for certainty, inventory in the ordinary course of business;
(vi)	there has not been any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any material debt for borrowed money, any creation or assumption by the Company or any of its Subsidiaries of any Lien, or any making by the Company or any of its Subsidiaries of any loan, advance or capital contribution to or investment in any other person;
(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company or any of its Subsidiaries;
(viii)	the Company has not effected any material change in its accounting policies, principles, methods, practices or procedures except as required by applicable Laws or under IFRS;
(ix)	neither the Company nor any of its Subsidiaries has suffered any material casualty, damage, destruction or loss to any of its properties or assets;
(x)	neither the Company nor any of its Subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Common Shares or the securities of any of the Company’s Subsidiaries;
(xi)	neither the Company nor any of its Subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Common Shares or any other securities of the Company or any of its Subsidiaries;
(xii)	there has not been any increase in or modification of the compensation payable to or to become payable by the Company or any of its Subsidiaries to any director of the Company or any of its Subsidiaries, Company Employee or Company Contractor, except as made in the ordinary course of business or as may be required by written Contract or Law or any grant to any such director, Company Employee or Company Contractor of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such director, Company Employee or Company Contractor;
(xiii)	neither the Company nor any of its Subsidiaries has entered into, adopted, or amended, any Collective Agreement, bonus, pension, profit sharing, change of control, stock purchase, stock option, Employee Plan or other benefit plan or agreement (including the Omnibus Equity Incentive Plan); and

(xiv)	the Company has not agreed, announced, resolved or committed to do any of the foregoing.
(m)	Long Term and Derivative Transactions. Neither the Company nor any of its Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent in respect of any streaming transactions, rate swap transactions, basis swaps, forward rate transactions, commodity swap, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cross-currency rate swap transactions or currency options or other similar transactions (including any option with respect to any such transactions) or any combination of such transactions.
(n)	Compliance with Laws.
(i)	Except in respect of Environmental Laws, in respect of which the sole representations and warranties of the Company are contained in Section 3.1(hh), the business of the Company and each of its Subsidiaries has been for the past five years and is currently being conducted in compliance with all applicable Laws in all material respects. Without limiting the generality of the foregoing, all issued and outstanding Common Shares have been issued in compliance with all applicable Securities Laws.
(ii)	Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, their respective directors, officers, supervisors, managers, employees, or agents of the Company or any Subsidiary has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)	The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator non-Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
(o)	Permits. Each of the Company and its Subsidiaries has identified, obtained, acquired or entered into, and is in compliance in all material respects with all Permits (including any interest in, or right to earn an interest in, any of the Company Property) required by applicable Laws to conduct their current businesses as they are now being conducted (as described in the Company Public Disclosure Record). All such Permits are valid and subsisting, in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no default under any Permit, are renewable by their terms or in the ordinary course of business, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.
(p)	Litigation. There are no material court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding (collectively, “Proceedings”) against or involving the Company or any of its Subsidiaries (whether in progress or, to the knowledge of the Company, threatened), and to the knowledge of the Company no event has occurred which might reasonably be expected to give rise to any such Proceeding. To the knowledge of the Company, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries.
(q)	Restrictions on Conduct of Business. Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement or any other agreement, obligation, judgment, decree or order which purports to: (i) limit the manner or the localities in which all or a portion of the business of the Company or any of its Subsidiaries is conducted; (ii) limit any business practice of the Company or any of its Subsidiaries; or (iii) restrict any acquisition or disposition of any property by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company and its Subsidiaries or that would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(r)	Insolvency. No act or proceeding has been taken by or against the Company or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its Subsidiaries or any of their respective properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor its Subsidiaries nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its Subsidiaries to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or delay the completion of the Arrangement.
(s)	Operational Matters.
(i)	Other than as set out in Section 3.1(s) of the Company Disclosure Letter, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company or any of its Subsidiaries, have been, in all material respects: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.
(ii)	Other than as set out in Section 3.1(s) of the Company Disclosure Letter, all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which the Company is directly or indirectly bound have been in all material respects properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
(t)	Interest in Properties.
(i)	Each of the Company and its Subsidiaries, as applicable, possesses or has obtained in its name, and is in material compliance with, all licences, permits, certificates, orders, grants and other authorizations necessary to conduct its respective business and businesses as currently conducted relating to the Company Property and Company Processing Plants and the Company Property and Company Processing Plants comply in all material respects with all applicable Laws. Other than the Company Property, neither the Company nor any of its Subsidiaries owns or has any material interest in any real property.

The Company, directly or indirectly through its Subsidiaries, has good, valid and sufficient right, title and interest, free and clear of any title defect or Lien (other than as set out in Section 3.1(t)(i) of the Company Disclosure Letter), to: (A) their prospecting licenses, mining claims, mining leases, mining concessions, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Company Property, all of which have been accurately and completely set out in Section 3.1(t)(i) of the Company Disclosure Letter and, in each case, as are necessary to perform the operation of their business as presently owned and conducted and as currently contemplated to be conducted; (B) their ownership of the Company Processing Plants, immovable property, their mining claims, mining leases, mining concessions, servitudes, rights of superficies and other immovable real rights, as well as their prospecting licenses, leases, licenses and rights of way (in each case from landowners and authorities permitting the use of land by the Company or its Subsidiaries) in respect of the Company Property, all of which have been accurately and completely set out in Section 3.1(t)(i) of the Company Disclosure Letter, and, in each case, as are necessary to perform the operation of their business as presently owned and conducted and currently contemplated to be conducted; and (C) the Company Property, Company Processing Plants and their assets of any nature whatsoever and to all benefits derived therefrom and mineral or mining rights including all the properties and assets reflected in the balance sheet forming part of the Company Public Disclosure Record relating to the Company Property and Company Processing Plants, together with all additions thereto, and such properties and assets are not subject to any Lien or defect in title of any kind, other than as set out in Section 3.1(t)(i) of the Company Disclosure Letter.

(ii)	All prospecting licenses, mining claims, mining leases and mining concessions in respect of the Company Property in which the Company or any of its Subsidiaries has an interest or right have been validly obtained and, if an immovable real right, registered in accordance with all Laws and are valid and subsisting. Other than as disclosed in the Company Public Disclosure Record, the Company, directly or indirectly through its Subsidiaries, has all necessary surface rights, access rights and other rights and interests relating to the Company Property, as may be necessary or desirable to grant the Company or its Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes and conduct its current operations, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or its Subsidiaries free and clear of all encumbrances.
(iii)	Except as set out in Section 3.1(t)(iii) of the Company Disclosure Letter, (A) the Company and its Subsidiaries, as applicable, have the exclusive right to deal with the Company Property and Company Processing Plants;

(B) no person or entity of any nature whatsoever other than the Company or its Subsidiaries has any interest in any Company Property, Company Processing Plants, or any right to acquire or otherwise obtain any such interest; (C) there are no earn-in rights, back-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company’s or its Subsidiaries’ interests in the Company Property or Company Processing Plants; (D) neither the Company nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the any Company Property or Company Processing Plants; and (E) the Company Property is in good standing under and complies with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(iv)	There are no adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the right, title or interest of the Company or any of its Subsidiaries in any Company Property or Company Processing Plants or the ability of the Company or any of its Subsidiaries to explore or develop any Company Property, including the title to or ownership by the Company or any of its Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting any Company Property or Company Processing Plants.
(v)	To the knowledge of the Company, none of the directors or officers of the Company or any of its Subsidiaries holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Company Property or Company Processing Plants or in any permit, concession, mining claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals, ore or metals from or in any manner in relation to the Company Property or any other properties located within 20 kilometres of the Company Property.
(vi)	The Company has provided the Purchaser with access to all material exploration information and data within its possession or control including, without limitation, all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Company Property and Company Processing Plants and the Company or its Subsidiaries has the sole right, title and ownership of all such information, data, reports and studies.
(vii)	The information regarding the Company Processing Plants included in the Company Public Disclosure Record is accurate in all material respects.

(u)	Technical Report.
(i)	The technical report titled “Feasibility Study Technical Report Hammerdown Gold Project” dated effective August 15, 2022, with a report date of October 6, 2022 prepared by JDS Energy & Mining Inc. (the “Company Technical Report”) complied in all material respects with the requirements of NI 43-101, including Form 43-101F1, at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. Neither the Company nor any of its Subsidiaries has knowledge of an adverse change in any relevant information provided since the date such information was provided.
(ii)	The Company and its Subsidiaries made available to the authors of the Company Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and to the knowledge of the Company, none of such information contained any Misrepresentation at the time such information was so provided.
(iii)	To the knowledge of the Company, as of the effective date of the Company Technical Report, all of the material assumptions underlying the mineral resource and mineral reserve estimates in the Company Technical Report are reasonable and appropriate.
(iv)	To the knowledge of the Company, the estimates of mineral resources and reserves as described in the Company Public Disclosure Record comply in all material respects with NI 43-101.
(v)	The information set forth in the Company Public Disclosure Record relating to mineral resources, mineral reserves and the Company Processing Plants has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and to the knowledge of the Company conforms in all material respects to the requirements of NI 43-101 and Securities Laws.
(vi)	To the knowledge of the Company, the Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is or should be aware that would disaffirm, misrepresent or change any material aspect of the Company Technical Report or that would require the filing of a new technical report under NI 43-101.
(v)	Taxes.

Except as disclosed in Section 3.1(v) of the Company Disclosure Letter:

(i)	Each of the Company and its Subsidiaries has duly and timely filed all Returns required to be filed by it with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing.

Each of the Company and its Subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes (including instalments on account of Taxes) which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those the failure to pay or provide accruals for Taxes would not, individually or in the aggregate, materially adversely affect the Company.

(ii)	No audit, action, investigation, deficiencies, litigation, or proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened. To the knowledge of the Company, no Return of the Company or any of its Subsidiaries is under investigation, review, audit or examination by any Governmental Authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Authority has been received by the Company or any of its Subsidiaries with respect to any Taxes.
(iii)	No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its Subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.
(iv)	There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or any of its Subsidiaries.
(v)	None of the Company and its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or any Subsidiary for any period commencing after the Effective Date.
(vi)	All Taxes (including Taxes and other amounts in respect of any amount paid or credited or deemed to be paid or credited to or for the account or benefit of any person, including employees, officers or directors and any person who is a non-resident of Canada for purposes of the Tax Act) that the Company and its Subsidiaries has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Each of the Company and its Subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws.

Each of the Company and its Subsidiaries has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by it. Each of the Company and its Subsidiaries, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(vii)	There are no rulings or closing agreements relating to the Company or any of its Subsidiaries which may materially affect their liability for Taxes for any taxable period commencing after the Effective Date.
(viii)	No claim has ever been made in writing by a Governmental Authority in respect of Taxes in a jurisdiction where none of the Company or any of its Subsidiaries files Returns that the Company or a Subsidiary is or may be subject to Tax by that jurisdiction.
(ix)	Neither the Company nor any of its Subsidiaries carries on business in a jurisdiction in which it does not file a Return and in which a Return is required to be filed under the Laws of that jurisdiction.
(x)	For all transactions between the Company or any of its Subsidiaries and any person who is not resident in Canada for purposes of the Tax Act with whom the Company or any of its Subsidiaries was not dealing at arm’s length for purposes of the Tax Act, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).
(xi)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any of its Subsidiaries being subject to Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).
(xii)	None of Sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or any of its Subsidiaries and there are no circumstances existing which could reasonably be expected to result in the application of Sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or any of its Subsidiaries.
(xiii)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(xiv)	Neither the Company nor any of its Subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).
(xv)	The Company is a “taxable Canadian corporation”, as that term is defined in subsection 89(1) of the Tax Act, and each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.
(xvi)	Neither the Company nor any of its Subsidiaries has applied for any subsidies under Section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by any Governmental Authority, to which it was not entitled.
(xvii)	Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction”, as defined in subsection 237.3(1) of the Tax Act (or comparable provisions of any other applicable legislation), or any “notifiable transaction”, as defined in subsection 237.4(1) of the Tax Act (or comparable provisions of any other applicable legislation).
(xviii)	The Company will not be required to include in any taxable period ending after the Effective Date any taxable income attributable to income that accrued (or cash that was received), but was not recognized, in any taxable period ending on or before the Effective Date as a result of a reserve, deduction, election, prepaid amount, an agreement with a Governmental Authority, any subsidy or deemed overpayment of Tax, or for any other reason.
(xix)	The Company and each of its Subsidiaries have kept all records and supporting documents required by applicable Laws and regulations in respect of Taxes in accordance with such Laws and regulations in all material respects.
(w)	Contracts.
(i)	all Material Company Contracts to which the Company and each of its Subsidiaries is a party are in full force and effect, and the Company and each of its Subsidiaries, as applicable, is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to the Purchaser for inspection true and complete copies of all Material Company Contracts and no such Material Company Contract has been modified, rescinded, or terminated. All of the Material Company Contracts are valid and binding obligations of the Company and its Subsidiaries, as applicable, and enforceable against the other parties thereto in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(ii)	neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto, is in material breach or material violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Company Contract and neither the Company nor any of its Subsidiaries has received or given any notice of default under any Material Company Contract which remains uncured, and to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any Material Company Contract or the inability of a party to any Material Company Contract to perform its obligations thereunder; and
(iii)	neither the Company nor any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Company Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or its Subsidiaries, as applicable, and to the knowledge of the Company, no such action has been threatened.
(iv)	Except as disclosed in Section 3.1(w)(iv) of the Company Disclosure Letter, neither the entering into of this Agreement, nor the consummation of the Arrangement or any of the other transactions contemplated by this Agreement will trigger any change of control or similar provisions in any of the Material Company Contracts.
(v)	Section 3.1(w)(v) of the Company Disclosure Letter sets out a complete and accurate list of all Material Company Contracts of the Company and its Subsidiaries.
(x)	Employment Matters. Except as disclosed in Section 3.1(v) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound or governed by, or subject to:
(i)	any employment, consulting, retention, termination, or change of control agreement with, or any agreement, arrangement or understanding providing for retention, change of control, length of termination notice, or severance or termination payments to any director, Company Employee or Company Contractor (other than, in respect of a Company Employee, such as results by Law from the employment of an employee without an agreement as to notice or termination or severance);
(ii)	any Collective Agreement;
(iii)	to the knowledge of the Company, any threatened or pending union organizing activities involving any Company Employee and no such activities have been undertaken within the last three (3) years.

(iv)	any trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent, employee association or similar entity that holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, or succession rights, and no such person has applied, or to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company Employee in any jurisdiction in which the Company or any of its Subsidiaries carries on business;
(v)	to the knowledge of the Company, any unfair labour practice complaint, grievance or arbitration proceeding, or any labour dispute, strike or lock-out relating to or involving any Company Employee or any former employee and no such event has occurred within the last three (3) years;
(vi)	to the knowledge of the Company, any claim for wrongful dismissal, constructive dismissal or any other claim, complaint or litigation relating to employment, discrimination or termination of employment of any of the Company Employees or any former employees or relating to any failure to hire a candidate for employment; or
(vii)	any allegations of sexual or other unlawful harassment or discrimination made against (A) any director or officer of the Company or its Subsidiaries, or (B) any present or former Company Employee.
(y)	Employees and Contractors. Section 3.1(y) of the Company Disclosure Letter sets forth a complete and accurate list of the current Company Employees and Company Contractors, together with their position or function, date of hire or engagement, annual base salary or fees, as applicable, any incentive or bonus arrangement, any banked time or vacation pay entitlement, whether any current Company Employee is on a layoff or leave of absence and, for any leave of absence, the type of leave and expected date of return to work, if known. True, complete and correct copies of the written agreements, arrangements and understandings with the members of senior management have been made available to the Purchaser.
(z)	Immigration. No Company Employees or former employees are or have been, during employment with the Company or any of its Subsidiaries, an illegal or undocumented worker. All Company Employees and Company Contractors and former employees or independent contractors have and had all work permits, visas, authorizations or status, as the case may be, required to perform work or provide services in Canada or in the jurisdiction in which services are performed.
(aa)	Health and Safety. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation in respect of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has been reassessed under such legislation during the past three (3) years and no audit of the Company or any of its Subsidiaries is currently being performed pursuant to any applicable workers’ compensation legislation.

There are no claims or, to the knowledge of the Company, potential claims which may adversely affect the accident cost experience of the Company or any of its Subsidiaries. All orders and inspection reports, if any, under applicable occupational health and safety legislation (“OHSA”) relating to the Company and its Subsidiaries have been provided to Purchaser. There are no charges pending under OHSA in respect of the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries has complied with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(bb)	Employment Laws. Each of the Company and its Subsidiaries is operating in all material respects in compliance with all applicable Laws with respect to employment and labour, including employment and labour standards, vacation, discrimination, harassment, retaliation, wages, classification, hours of work, overtime, immigration, occupational health and safety, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened claims, complaints, investigations or orders under any such Laws and, to the knowledge of the Company, no basis for any such claims.
(cc)	Employment Accruals. All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and benefits, including under any Employee Plans and other similar accruals have in all material respects either been paid or are accurately reflected in the books and/or records of the Company and its Subsidiaries.
(dd)	Acceleration of Benefits. Except as disclosed in Section 3.1(dd) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, including a change of control of the Company become entitled to (i) any retirement, severance, termination, retention, bonus or other similar payment from the Company or any of its Subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company, including awards issued under the Omnibus Equity Incentive Plan, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its Subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its Subsidiaries.
(ee)	Pension and Employee Benefits. Other than the Omnibus Equity Incentive Plan and ordinary course health benefits, the Company and its Subsidiaries do not have any Employee Plans.
(ff)	Independent Contractors. To the knowledge of the Company, each Company Contractor has been properly classified by the Company and its Subsidiaries as an independent contractor and neither the Company nor any of its Subsidiaries has received any notification from any Governmental Authority challenging the classification of such Company Contractor.

(gg)	Intellectual Property. The Company and its Subsidiaries do not own or possess any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.
(hh)	Environment.
(i)	Each of the Company and its Subsidiaries is carrying on and has for the last five (5) years carried on its operations in compliance with all applicable Environmental Laws in all material respects and the Company Property, Company Processing Plants and assets of the Company and its Subsidiaries comply with all applicable Environmental Laws in all material respects.
(ii)	Neither the Company nor any of its Subsidiaries is subject to any actual liability or potential or contingent liability relating to (A) any Remedial Action, or (B) non-compliance with Environmental Laws.
(iii)	The Company Property and Company Processing Plants have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance with all Environmental Laws. There are no Hazardous Substances at, in, on, under or migrating to or from the Company Property or Company Processing Plants in excess of applicable limits pursuant to Environmental Laws or which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.
(iv)	Neither the Company nor any of its Subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location or in a manner that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.
(v)	The Company Property and Company Processing Plants are not listed on any list of sites requiring Remedial Action issued by any Governmental Authority nor to the knowledge of the Company proposed for listing on any such list.
(vi)	Neither the Company nor any of its Subsidiaries has received nor have they been advised that they will receive from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or responsibility arising under any Environmental Law that is pending as of the date of this Agreement. The Company Property and Company Processing Plants are not subject to any enforcement actions by any Governmental Authority that create the reasonable potential for any proceeding, action, or other claim against the Company or any of its Subsidiaries.
(vii)	Neither the Company nor any of its Subsidiaries has assumed or retained any material liability or obligation pertaining to environmental matters as a result of the acquisition or disposition of any assets or real property.

(viii)	All material reports and documents relating to environmental matters affecting the Company and any of its Subsidiaries, their respective business, the Company Property or the Company Processing Plants which are in the possession or under the control of the Company and its Subsidiaries have been provided to the Purchaser.
(ii)	Insurance. All insurance policies of the Company and its Subsidiaries are disclosed in Section 3.1(ii) of the Company Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Company or any of its Subsidiaries.
(jj)	Books and Records. The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company and each of its Subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with IFRS on a basis consistent with prior years.
(kk)	Non-Arm’s Length Transactions. Except as otherwise disclosed in Section 3.1(kk) of the Company Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) any holder of record or beneficial owner or 5% or more of the outstanding Common Shares, or (iii) any affiliate or associate or any such officer, director or Shareholder, on the other hand.
(ll)	Financial Advisors or Brokers. Neither the Company nor any of its Subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee, commission or expense reimbursement in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Financial Advisor, the Opinion Provider and the Special Board Advisor. The Company has provided to the Purchaser correct and complete copies of the agreement under which the Financial Advisor the Opinion Provider and the Special Board Advisor have agreed to provide services to the Company. Section 3.1(ll) of the Company Disclosure Letter sets out the aggregate dollar amount payable to each of the Financial Advisor, the Opinion Provider and the Special Board Advisor under the respective agreements which the Financial Advisor, the Opinion Provider and the Special Board Advisor have agreed to provide services to the Company.

(mm)	Fairness Opinions. The Board has received the Fairness Opinions in oral form, and such opinions have not been modified, amended, qualified or withdrawn. True and complete copies of the Fairness Opinions will be provided by the Company to the Purchaser promptly following delivery by the Financial Advisor and Opinion Provider.
(nn)	Board Approval. The Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution. Each director and executive officer of the Company intends to vote all Common Shares and applicable securities held by him or her in favour of the Arrangement Resolution and has agreed that the news release announcing the execution of this Agreement may so state and that references to such intention may be made in the Company Circular and other documents relating to the Arrangement.
(oo)	Competition Act. Neither the aggregate book value of the Company’s and its Subsidiaries’ assets in Canada nor the consolidated gross revenues from sales in, from or into Canada generated from such assets, both calculated in the manner prescribed under the Competition Act, R.S.C., 1985, c. C-34, exceed $93 million.
(pp)	Collateral Benefits. No related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.
(qq)	First Nations or Aboriginal Claims.
(i)	The Company has not received any first nations or aboriginal claims which affects the Company or any of its Subsidiaries nor, to the knowledge of the Company, have any first nations or aboriginal claims been threatened which relates to the Company Property, Company Processing Plants, any Permits or the operation by the Company or any of its Subsidiaries of its businesses in the areas in which such operations are carried on or in which the Company Property and Company Processing Plants are located.
(ii)	The Company and its Subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any first nations or aboriginal group.

(iii)	There are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any first nations or aboriginal group concerning the Company, any of its Subsidiaries or their respective business, operations or assets.
(iv)	No first nations or aboriginal blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Company, has been threatened in connection with the activities on the Company Property or Company Processing Plants.
(rr)	NGOs and Community Groups. No material dispute between the Company or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to the Company Property, Company Processing Plants or operations. The Company has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by the Company, its Subsidiaries or their Representatives from any non-governmental organization, community, community group or first nations or indigenous group.

Section 3.2 Representations and Warranties of the Purchaser

Except as specifically disclosed in the Purchaser Disclosure Letter, the Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Corporate Capacity. The Purchaser is a corporation duly incorporated, validly existing and is in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate and legal power and capacity to own, lease and operate its assets and properties as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification, licensing or registration necessary. The Purchaser has provided the Company with complete and correct copies of the constating documents of the Purchaser, as may have been amended prior to the date of this Agreement.
(b)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion by the Purchaser of the transactions contemplated hereby.

This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement, other than:
(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;
(ii)	the Final Order, and any filings required in order to obtain the Final Order; and
(iii)	the Required Regulatory Approvals.
(d)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(c), the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):
(i)	result in a contravention, breach, violation or default under any Law applicable to it or any of the Purchaser’s material properties or assets;
(ii)	result in a contravention, conflict, violation, breach or default under its constating documents;
(iii)	result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any Material Purchaser Contract; or
(iv)	result in the creation of any Lien upon the Purchaser Property.
(e)	Capitalization. The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As at the Business Day immediately prior to the date of this Agreement, there were (i) 243,027,933 Purchaser Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable, and (ii) 6,975,500 outstanding stock options providing for the issuance of up to 6,975,500 Purchaser Shares upon the exercise thereof. There is no outstanding contractual obligation of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares or any convertible securities issued by the Purchaser.

All Consideration Shares will, when issued in accordance with the terms of this Agreement and the Plan of Arrangement be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares. Except as disclosed in the preceding sentences of this paragraph, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Purchaser to issue or sell any Purchaser Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares, other securities of the Purchaser. The Purchaser Shares and the Consideration Shares will be listed on the TSXV and the NYSE American and, except for such listing, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(f)	Subsidiaries. The Purchaser does not have any Subsidiaries.
(g)	Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser that remains in effect, and the Purchaser is not in default of any material provision of applicable Securities Laws. Trading in the Purchaser Shares on the TSXV and the NYSE American is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws or the TSXV or the NYSE American is in effect or ongoing or expected to be implemented or undertaken. To the knowledge of the Purchaser, the Purchaser is not subject to any continuous disclosure or other public reporting requirements under any securities Laws, other than the continuous disclosure and other public reporting requirements under applicable Securities Laws. Since January 1, 2024, the Purchaser has filed all documents required to be filed by it in all material respects in accordance with applicable Securities Laws and the rules and policies of the TSXV and the NYSE American. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSXV and NYSE American and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any securities commissions or similar regulatory authority. There are no outstanding or unresolved comments in comment letters from any securities commission or other similar regulatory authority with respect to any of the documents and information comprising the Purchaser Public Disclosure Record and, to the knowledge of the Purchaser, neither the Purchaser nor any such documents or information is subject of ongoing audit, review or comment by any securities commission or other similar regulatory authority or the TSXV or NYSE American.

(h)	Financial Statements.
(i)	The Purchaser Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (A) as otherwise stated in the notes to such statements or, in the case of the Purchaser Annual Financial Statements, in the auditor’s report thereon and (B) except that the Purchaser Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Purchaser Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Purchaser as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser for the periods covered thereby (subject, in the case of the Purchaser Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser. The Purchaser does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.
(ii)	The Purchaser has: (A) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Purchaser is made known to the Chief Executive Officer and Chief Financial Officer of the Purchaser on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (B) designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109; (C) has evaluated the effectiveness of the Purchaser’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (D) has evaluated the effectiveness of the Purchaser’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. To the knowledge of the Purchaser: (A) there are no material weaknesses in, the internal controls over financial reporting of the Purchaser that could reasonably be expected to adversely affect the Purchaser’s ability to record, process, summarize and report financial information; and (B) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Purchaser.

Since January 1, 2024, the Purchaser has received no: (A) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (B) expressions of concern from employees of the Purchaser regarding questionable accounting or auditing matters.

(iii)	The financial books, records and accounts of the Purchaser have been maintained in all material respects in accordance with IFRS on a basis consistent with prior years and in accordance with the applicable Laws of its jurisdiction of incorporation.
(i)	Undisclosed Liabilities. Except for: (i) liabilities, obligations, commitments and contingencies that are specifically presented in the Interim Financial Statements and MD&A; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2025, the Purchaser has not incurred any liabilities or obligations of any nature that are of the manner required to be presented on the financial statements in accordance with IFRS, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.
(j)	Auditors. The Purchaser’s auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a reportable event (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Purchaser’s current auditors.
(k)	Absence of Certain Changes. Except as disclosed in the Purchaser Public Disclosure Record, since December 31, 2024:
(i)	The Purchaser has conducted its business only in the ordinary course of business;
(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;
(iii)	there has not been any material write-down by the Purchaser of any of the assets of the Purchaser;
(iv)	there has not been any material acquisition or sale, lease, license or other disposition or encumbrance by the Purchaser with respect to the Purchaser Property or any other material assets of the Purchaser;
(v)	the Purchaser has not suffered any material casualty, damage, destruction or loss to any of its properties or assets;

(vi)	the Purchaser has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Purchaser Shares or any other securities of the Purchaser;
(vii)	there has not been any entering into, or material amendment of, any Material Purchaser Contract other than in the ordinary course of business; and
(viii)	the Purchaser has not agreed, announced, resolved or committed to do any of the foregoing.
(l)	Compliance with Laws.
(i)	Except in respect of Environmental Laws, in respect of which the sole representations and warranties of the Purchaser are contained in Section 3.2(z), the business of the Purchaser has been for the past five years and is currently being conducted in compliance with all applicable Laws in all material respects. Without limiting the generality of the foregoing, all issued and outstanding Purchaser Shares have been issued in compliance with all applicable Securities Laws.
(ii)	Neither the Purchaser, nor to the knowledge of the Purchaser, the directors, officers, supervisors, managers, employees, or agents of the Purchaser has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.
(iii)	The operations of the Purchaser are and have been conducted at all times in compliance in all material respects with applicable financial record-keeping and reporting requirements of the Money Laundering Laws and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator non-Governmental Authority involving the Purchaser with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(m)	Permits. The Purchaser has identified, obtained, acquired or entered into, and is in compliance in all material respects with all Permits (including any interest in, or right to earn an interest in, any of the Purchaser Property) required by applicable Laws to conduct its current business as now being conducted (as described in the Purchaser Public Disclosure Record). All such Permits are valid and subsisting, in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no default under any Permit, are renewable by their terms or in the ordinary course of business, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending, or to the knowledge of the Purchaser, threatened, against the Purchaser that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.
(n)	Litigation. There is no material Proceeding against or involving the Purchaser (whether in progress or, to the knowledge of the Purchaser, threatened) and, to the knowledge of the Purchaser, no event has occurred which might reasonably be expected to give rise to any such Proceeding. To the knowledge of the Purchaser, there is no material judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser.
(o)	Restrictions. Neither the Purchaser nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or that would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.
(p)	Insolvency. No act or proceeding has been taken by or against the Purchaser in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Purchaser or for the appointment of a trustee, receiver, manager or other administrator of the Purchaser or any of its properties or assets nor, to the knowledge of the Purchaser, is any such act or proceeding threatened. The Purchaser has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Purchaser nor any of its properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or would reasonably be expected to prevent or significantly impede or delay the completion of the Arrangement.
(q)	Operational Matters.
(i)	All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Purchaser, have been, in all material respects: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(ii)	All costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Material Purchaser Contracts have been in all material respects properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
(r)	Interest in Properties.
(i)	The Purchaser possesses or has obtained, and is in material compliance with, all licences, permits, certificates, orders, grants and other authorizations necessary to conduct its business as currently conducted relating to the Purchaser Property and the Purchaser Property complies in all material respects with all applicable Laws. Other than the Purchaser Property, the Purchaser does not own or have any material interest in any real property. Other than as set out in the Purchaser Public Disclosure Record, the Purchaser has good, valid and sufficient right, title and interest, free and clear of any title defect or Lien, to: (A) its prospecting licenses, mining claims, mining leases, mining concessions, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Purchaser Property, as are necessary to perform the operation of its business as presently owned and conducted; (B) its ownership of immovable property, its mining claims, mining leases, mining concessions, servitudes, rights of superficies and other immovable real rights, as well as its prospecting licenses, leases, licenses and rights of way (in each case from landowners and authorities permitting the use of land by the Purchaser) in respect of the Purchaser Property, in each case, as are necessary to perform the operation of its business as presently owned and conducted; and (C) the Purchaser Property and its material assets and to all benefits derived therefrom and mineral or mining rights including all the properties and assets reflected in the balance sheet forming part of the Purchaser Public Disclosure Record relating to the Purchaser Property, together with all additions thereto, and such properties and assets are not subject to any Lien or defect in title of any kind, other than as disclosed in the Purchaser Public Disclosure Record.
(ii)	All prospecting licenses, mining claims, mining leases and mining concessions in respect of the Purchaser Property in which the Purchaser has an interest or right have been validly obtained and, if an immovable real right, registered in accordance with all Laws and are valid and subsisting. Other than as disclosed in the Purchaser Public Disclosure Record, the Purchaser has all necessary surface rights, access rights and other rights and interests relating to the Purchaser Property, as may be necessary or desirable to grant the Purchaser the right and ability to explore for minerals, ore and metals for development purposes and conduct its current operations, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Purchaser free and clear of all encumbrances.

(iii)	Other than as set out in the Purchaser Public Disclosure Record (A) the Purchaser has the exclusive right to deal with the Purchaser Property; (B) no person or entity of any nature whatsoever other than the Purchaser has any interest in the Purchaser Property or any right to acquire or otherwise obtain any such interest; (C) there are no earn-in rights, back-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Purchaser’s interest in the Purchaser Property; (D) the Purchaser has not received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the any Purchaser Property; and (E) the Purchaser Property is in good standing under and complies with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.
(iv)	There are no adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Purchaser, that are threatened, affecting or which could affect the right, title or interest of the Purchaser in any Purchaser Property or the ability of the Purchaser to explore, develop or operate the Purchaser Property, including the title to or ownership by the Purchaser of the foregoing, or which might involve the possibility of any judgement or liability affecting any Purchaser Property.
(s)	Technical Report.
(i)	The Purchaser’s technical report titled “NI 43-101 Technical Report Queensway Gold Project, Newfoundland and Labrador, Canada” dated effective June 30, 2025, prepared in respect of the Purchaser Property (the “Purchaser Technical Report”) complied in all material respects with the requirements of NI 43-101, including Form 43-101F1, at the time of filing thereof and reasonably presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Purchaser does not have knowledge of an adverse change in any relevant information provided since the date such information was provided.
(ii)	The Purchaser made available to the authors of the Purchaser Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and to the knowledge of the Purchaser, none of such information contained any Misrepresentation at the time such information was so provided.
(iii)	To the knowledge of the Purchaser, as of the effective date of the Purchaser Technical Report, all of the material assumptions underlying the mineral resource estimates in the Purchaser Technical Report are reasonable and appropriate.

(iv)	To the knowledge of the Purchaser, the estimates of mineral resources as described in the Purchaser Public Disclosure Record comply in all material respects with NI 43-101.
(v)	The information set forth in the Purchaser Public Disclosure Record relating to mineral resources required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and to the knowledge of the Purchaser conforms in all material respects to the requirements of NI 43-101 and Securities Laws.
(vi)	To the knowledge of the Purchaser, the Purchaser is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and other than as publicly disclosed, there has been no change of which the Purchaser is or should be aware that would disaffirm, misrepresent or change any material aspect of the Purchaser Technical Report or that would require the filing of a new technical report under NI 43-101.
(t)	Taxes.
(i)	The Purchaser has duly and timely filed all Returns required to be filed by it with any Governmental Authority and each such Return is complete and correct in all material respects. The Purchaser has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes (including instalments on account of Taxes) which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those the failure to pay or provide accruals for Taxes would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.
(ii)	No audit, action, investigation, deficiencies, litigation, or proposed adjustments are currently asserted or, to the knowledge of the Purchaser, threatened with respect to Taxes of the Purchaser, which could have a Purchaser Material Adverse Effect. The Purchaser is not a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no Return of the Purchaser is under investigation, review, audit or examination by any Governmental Authority, with the exception of customary review processes, with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Authority has been received by the Purchaser with respect to any Taxes in the past twelve (12) months.
(iii)	No Lien for Taxes has been filed or exists with respect to any assets or properties of the Purchaser other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(iv)	There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Purchaser.
(v)	All Taxes (including Taxes and other amounts in respect of any amount paid or credited or deemed to be paid or credited to or for the account or benefit of any person, including employees, officers or directors and any person who is a non-resident of Canada for purposes of the Tax Act) that the Purchaser has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. The Purchaser has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. The Purchaser has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by it. The Purchaser, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.
(vi)	There are no rulings or closing agreements relating to the Purchaser which may materially affect their liability for Taxes for any taxable period commencing after the Effective Date.
(vii)	No claim has ever been made in writing by a Governmental Authority in respect of Taxes in a jurisdiction where the Purchaser files Returns that the Purchaser is or may be subject to Tax by that jurisdiction.
(viii)	The Purchaser does not carry on business in a jurisdiction in which it does not file a Return and in which a Return is required to be filed under the Laws of that jurisdiction.
(ix)	For all transactions between the Purchaser and any person who is not resident in Canada for purposes of the Tax Act with whom the Purchaser was not dealing at arm’s length for purposes of the Tax Act, the Purchaser has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).
(x)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Purchaser being subject to Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(xi)	None of Sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Purchaser and there are no circumstances existing which could reasonably be expected to result in the application of Sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Purchaser.
(xii)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Purchaser. The Purchaser is not obligated to make any payments and is not a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.
(xiii)	The Purchaser is not a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).
(xiv)	The Purchaser is a “taxable Canadian corporation”, as that term is defined in subsection 89(1) of the Tax Act.
(xv)	The Purchaser has not applied for any subsidies under Section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by any Governmental Authority, to which it was not entitled.
(xvi)	The Purchaser has not entered into any “reportable transaction”, as defined in subsection 237.3(1) of the Tax Act (or comparable provisions of any other applicable legislation), or any “notifiable transaction”, as defined in subsection 237.4(1) of the Tax Act (or comparable provisions of any other applicable legislation).
(xvii)	The Purchaser has kept all records and supporting documents required by applicable Laws and regulations in respect of Taxes in accordance with such Laws and regulations in all material respects.
(u)	Contracts.
(i)	All Material Purchaser Contracts to which the Purchaser is a party are in full force and effect, and the Purchaser is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Purchaser has made available to the Company for inspection true and complete copies of all of the Material Purchaser Contracts that the Company has requested and no Material Purchaser Contract has been materially modified, rescinded, or terminated. All of the Material Purchaser Contracts are valid and binding obligations of the Purchaser and enforceable against the other parties thereto in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(ii)	Neither the Purchaser nor, to the knowledge of the Purchaser, any of the other parties thereto, is in material breach or violation of or in material default under (in each case, with or without notice or lapse of time or both) any Material Purchaser Contract and the Purchaser has not received or given any notice of default under any such Material Purchaser Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any such Material Purchaser Contract or the inability of a party to any such Material Purchaser Contract to perform its obligations thereunder.
(iii)	The Purchaser has not received any notice (whether written or oral), that any party to a Material Purchaser Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser, and to the knowledge of the Purchaser, no such action has been threatened.
(iv)	Neither the entering into of this Agreement, nor the consummation of the Arrangement or any of the other transactions contemplated by this Agreement will trigger any change of control or similar provisions in any of the Material Purchaser Contracts.
(v)	Employment Matters. The Purchaser is not a party to or bound or governed by, or subject to:
(i)	to the knowledge of the Purchaser, any unfair labour practice complaint, grievance or arbitration proceeding, or any labour dispute, strike or lock-out relating to or involving any Purchaser employee and no such event has occurred within the last three (3) years;
(ii)	to the knowledge of the Purchaser, any claim for wrongful dismissal, constructive dismissal or any other claim, complaint or litigation relating to employment, discrimination or termination of employment of any of the Purchaser employees or any former employees or relating to any failure to hire a candidate for employment; or
(iii)	any allegations of sexual or other unlawful harassment or discrimination made against (A) any director or officer of the Purchaser, or (B) any present or former Purchaser employee.
(w)	Health and Safety. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation in respect of the Purchaser and the Purchaser has not been reassessed under such legislation during the past three (3) years and no audit of the Purchaser is currently being performed pursuant to any applicable workers’ compensation legislation. There are no charges pending under OHSA in respect of the Purchaser. The Purchaser has complied with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(x)	Employment Laws. The Purchaser is operating in all material respects in compliance with all applicable Laws with respect to employment and labour, including employment and labour standards, vacation, discrimination, harassment, retaliation, wages, classification, hours of work, overtime, immigration, occupational health and safety, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Purchaser, threatened claims, complaints, investigations or orders under any such Laws.
(y)	Employment Accruals. All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and benefits, including under any Purchaser employee benefit plans and other similar accruals have in all material respects either been paid or are accurately reflected in the books and/or records of the Purchaser.
(z)	Environment.
(i)	The Purchaser is carrying on and has for the last five (5) years carried on its operations in compliance with all applicable Environmental Laws in all material respects and the Purchaser Property and assets of the Purchaser comply with all applicable Environmental Laws in all material respects.
(ii)	The Purchaser is not subject to any actual liability or potential or contingent liability relating to (A) any Remedial Action, or (B) non-compliance with Environmental Laws.
(iii)	The Purchaser Property has not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance with all Environmental Laws. There are no Hazardous Substances at, in, on, under or migrating to or from the Purchaser Property in excess of applicable limits pursuant to Environmental Laws or which could reasonably be expected to result in any material liability of the Purchaser.
(iv)	The Purchaser has not treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location or in a manner that could reasonably be expected to result in any material liability of the Purchaser.
(v)	The Purchaser has not received nor has it been advised that it will receive from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or responsibility arising under any Environmental Law that is pending as of the date of this Agreement. The Purchaser Property is not subject to any enforcement actions by any Governmental Authority that create the reasonable potential for any proceeding, action, or other claim against the Purchaser.
(aa)	Insurance. The Purchaser has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of operations, all of which are in full force and effect. All premiums due and payable under all such policies have been paid and the Purchaser is otherwise in compliance in all material respects with the terms of such policies.

The Purchaser has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Purchaser.

(bb)	Books and Records. The corporate records and minute books of the Purchaser have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Purchaser in all material respects have been maintained in accordance with good business practices and in accordance with IFRS on a basis consistent with prior years.
(cc)	First Nations or Aboriginal Claims.
(i)	The Purchaser has not received any first nations or aboriginal claims which affects the Purchaser nor, to the knowledge of the Purchaser, have any first nations or aboriginal claims been threatened which relates to the Purchaser Property, any Permits or the operation by the Purchaser of its businesses in the areas in which such operations are carried on or in which the Purchaser Property is located.
(ii)	The Purchaser does not have outstanding agreements, memorandums of understanding or similar arrangements with any first nations or aboriginal group.
(iii)	There are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any first nations or aboriginal group concerning the Purchaser or its business, operations or assets.
(iv)	Since January 1, 2024, no first nations or aboriginal blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Purchaser, has been threatened in connection with the Purchaser’s activities on the Purchaser Property.
(dd)	NGOs and Community Groups. No material dispute between the Purchaser and any non-governmental organization, community, or community group exists or, to the knowledge of the Purchaser, is threatened or imminent with respect to the Purchaser Property or operations.
(ee)	Board Approval. The board of directors of the Purchaser, at a meeting duly called and held, has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement.

Section 3.3 Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4
COVENANTS

Section 4.1 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Purchaser otherwise consents in writing (such consent not to be unreasonably withheld), or expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement, as set out in the Company Disclosure Letter, or as is otherwise required by applicable Laws:

(a)	the Company will and will cause each of its Subsidiaries to (i) conduct its business only in the ordinary course of business, (ii), comply with the terms of all Material Company Contracts and (iii) use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships consistent with past practice and keep available the services of the Company Employees and Company Contractors;
(b)	without limiting the generality of Section 4.1(a), the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:
(i)	alter or amend the articles, charter, by-laws or other constating documents of the Company or any of its Subsidiaries;
(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or any of its Subsidiaries;
(iii)	reduce the stated capital or split, divide, consolidate, combine, reclassify, or undertake any capital reorganization of the Common Shares or any other securities of the Company or any of its Subsidiaries;
(iv)	issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Common Shares, Options, Warrants or other securities of the Company or its Subsidiaries, or other securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Common Shares or other securities of the Company or its Subsidiaries, other than the issuance of Common Shares issuable pursuant to: (A) the terms of Options and Warrants outstanding on the date hereof; or (B) the terms of existing Material Company Contracts, which are provided for in the Company Disclosure Letter;

(v)	sell, pledge, lease, dispose of, mortgage, licence or encumber or agree to sell, pledge, lease dispose of, mortgage, licence or encumber or otherwise transfer any Company Property or Company Processing Plants, except for (A) assets sold, leased, disposed of or otherwise transferred in the ordinary course and that are not, individually or in the aggregate, material to the Company, (B) obsolete, damaged, or destroyed assets in the ordinary course of business and that are not, individually or in the aggregate, material to the Company, (C) returns of leased assets at the end of the lease term, (D) transfers of assets between the Company and its Subsidiary, (E) as required pursuant to the terms of any Material Company Contracts in effect on the date of this Agreement, and (F) as set out in Section 4.1(b)(v) of the Company Disclosure Letter;
(vi)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Common Shares or other securities of the Company or its Subsidiaries or securities convertible into or exchangeable or exercisable for Common Shares or any such other securities of the Company or its Subsidiaries;
(vii)	amend the terms of any securities of the Company or its Subsidiaries;
(viii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;
(ix)	reorganize, amalgamate or merge with any other person;
(x)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations of the Company or any of its Subsidiaries, or the appointment of governing bodies or enter into any Joint Ventures;
(xi)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts (other than in connection with the sale of inventory in the ordinary course of business), off-take, royalty or similar financial instruments including any streaming transactions;
(xii)	make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under IFRS;
(xiii)	take, or fail to take, any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, delay or impede the ability of the Company to consummate the Arrangement; or
(xiv)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or any of its Subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any breach of this Agreement by the Company, (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied, or (v) result in the Company’s failure to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;
(d)	the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, except in connection with this Agreement:
(i)	except (A) as disclosed in Section 4.1(d)(i) of the Company Disclosure Letter, (B) for inventory in the ordinary course of business, and (C) obsolete, damaged, or destroyed assets in the ordinary course of business and that are not, individually or in the aggregate, material to the Company (including scrap metal), sell, pledge, lease, licence, dispose of or encumber any assets or properties of the Company or its Subsidiaries or interests in any material assets or properties of the Company or its Subsidiaries;
(ii)	except as disclosed in Section 4.1(d)(ii) of the Company Disclosure Letter, acquire or agree to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;
(iii)	except as disclosed in Section 4.1(d)(iii) of the Company Disclosure Letter, incur, create or assume or otherwise become liable for any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;
(iv)	pay, discharge, waive, compromise, assign, release or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)	engage in any new business, enterprise or other activity that is inconsistent with the existing business of the Company and its Subsidiaries in the manner such existing business generally has been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement; or
(vi)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;
(e)	the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, except in the ordinary course of business:
(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;
(ii)	except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract which would be a Material Company Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Material Company Contract;
(iii)	except as disclosed in Section 4.1(e)(iii) of the Company Disclosure Letter, enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend, terminate or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;
(iv)	waive, release, grant, transfer, exercise, or modify or amend, any existing contractual rights in respect of the Company Property or Company Processing Plants; or
(v)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;
(f)	the Company will not, and will not permit any of its Subsidiaries to, except in the ordinary course of business or pursuant to any existing written Contracts in effect on the date hereof, correct and complete copies of which have been provided to the Purchaser, and except as is necessary to comply with applicable Laws:
(i)	except as disclosed in Section 4.1(f)(i) of the Company Disclosure Letter, amend the compensation, in any form, of any director of the Company or its Subsidiaries, Company Employee or Company Contractor, other than as required by Contract or Law;
(ii)	other than as required by Contract or Law, grant any general salary increase or fee, or pay any bonus profit sharing distribution or similar payment of any kind to any director of the Company or its Subsidiaries, Company Employee or Company Contractor other than the payment of salaries, fees and benefits in the ordinary course of business as disclosed in Section 4.1(f)(ii) of the Company Disclosure Letter;

(iii)	except as disclosed in Section 4.1(f)(iii) of the Company Disclosure Letter, take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay to (or amend any existing arrangement with) any director of the Company or its Subsidiaries, Company Employee or Company Contractor;
(iv)	other than as required by Contract or Law, enter into or modify any employment or consulting agreement with any director of the Company or its Subsidiaries, Company Employee or Company Contractor;
(v)	terminate the employment or consulting arrangement of any senior management Company Employees (as determined under applicable Law) other than for just cause;
(vi)	amend any benefits payable under the current severance or termination pay policies of the Company or its Subsidiaries;
(vii)	except as disclosed in Section 4.1(f)(vii) of the Company Disclosure Letter, adopt or amend or make any contribution to or any award under the Omnibus Equity Incentive Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation, Employee Plan or other similar plan, agreement, trust, fund or arrangement; or
(viii)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Omnibus Equity Incentive Plan, except in accordance with its terms as contemplated herein;
(g)	the Company will not, and will not permit any of its Subsidiaries to, make any loan to any director of the Company or its Subsidiaries, Company Employee or Company Contractor;
(h)	the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.10(2), the Company and its Subsidiaries will not obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months;
(i)	except as disclosed on the Company Disclosure Letter, the Company will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to retain the services of its existing Company Employees and Company Contractors until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any such Company Employees or Company Contractors;

(j)	the Company will not, and will not permit any of its Subsidiaries to, make an application to amend, terminate, allow to expire or lapse or otherwise modify any of their material Permits or take any action or fail to take any action, in either case which action or failure to act would result in the loss, expiration or surrender of, or the loss of any benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted in all material respects;
(k)	the Company will and will cause each of its Subsidiaries to (i) duly and timely file all Returns required to be filed by the Company and its Subsidiaries on or after the date hereof and all such Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by the Company and its Subsidiaries to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, for which adequate reserves have been established in accordance with IFRS and any proceedings for the enforcement of the payment of such Taxes have been suspended, and (iii) keep the Purchaser informed, on a prompt basis, of any events, discussions, notices or changes with respect to any Tax investigations (other than ordinary course communications which could not reasonably be expected to be material to the Company or its Subsidiaries);
(l)	the Company will not and will not permit any of its Subsidiaries to (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements) (C) enter into any tax sharing, tax allocation, tax indemnification or similar agreement, (D) make a request for a tax ruling to any Governmental Authority, (E) agree to any extension or waiver of the limitation period relating to any Tax claim or assessment or reassessment, (F) make or rescind any Tax election or designation, amend any Return, or take any action with respect to the computation of Taxes or the preparation of Returns that is in any respect inconsistent with past practice or that could reasonably be expected to adversely affect the Purchaser, except as may be required by applicable Law; (G) enter into any closing agreement with respect to any Tax; (H) or surrender any right to claim a Tax refund;
(m)	the Company will not, and will not permit any of its Subsidiaries to, settle or compromise any action, claim or other Proceeding (“Litigation”) (i) brought against the Company or any of its Subsidiaries for damages or providing for the grant of injunctive relief or other non-monetary remedy or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(n)	the Company will not, and will not permit any of its Subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, or to enforce other obligations of the Purchaser);
(o)	the Company will not, and will not permit any of its Subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or any of its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company and its Subsidiaries following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of the Company or any of its Subsidiaries, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or delay the completion of the Arrangement;
(p)	the Company will not, and will not permit any of its Subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect and result in the Company’s failure in any material respect to comply with or satisfy any of the conditions in Section 7.3(b);
(q)	the Company shall not, and shall not permit any of its Subsidiaries to, initiate any discussions, negotiations or filings with any Governmental Authority regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the Company Property or Company Processing Plants), without the prior consent of the Purchaser, such consent not to be unreasonably withheld, and further agrees to provide the Purchaser with immediate notice of any material communication (whether written or oral) from a Governmental Authority, including a copy of any written communication; and
(r)	as is applicable, the Company will not agree, announce, resolve, authorize or commit to do any of the foregoing.

Section 4.2 Covenants of the Purchaser Regarding the Conduct of Business

(a)	The Purchaser covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Company otherwise consents in writing, or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law, the Purchaser shall conduct its business in accordance with Law and use commercially reasonable efforts to maintain and preserve intact its business organization, assets, properties, employees, goodwill and business relationships in all material respects; provided, however, that this Section 4.2(a) shall not restrict the Purchaser from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition or disposition of any assets or entity, provided that the doing of any such thing would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect or prevent, materially delay or materially impede the ability of the Purchaser or the Company to consummate the Arrangement.

(b)	Without limiting the generality of Section 4.2(a), the Purchaser covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Company otherwise consents in writing, or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law, the Purchaser shall not:
(i)	amend its organizational or constating documents in any manner that would adversely affect the value of the Consideration;
(ii)	split, combine, or reclassify Purchaser Shares;
(iii)	reorganize, amalgamate or merge the Purchaser with any person other than a Subsidiary of the Purchaser;
(iv)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser; or
(v)	authorize, agree or resolve to do any of the foregoing.
(c)	The Purchaser will immediately notify the Company orally and then promptly notify the Company in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Purchaser, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (iii) any breach of this Agreement by the Purchaser, (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied, or (v) result in the Purchaser’s failure to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

Section 4.3 Required Regulatory Approvals

(1)	As soon as reasonably practicable, each Party, or where appropriate, both Parties jointly, will make or file with the applicable Governmental Authority such notifications, filings, applications and related submissions required to obtain the Required Regulatory Approvals, and shall cooperate with the other Party in connection with all Required Regulatory Approvals sought by the other Party and in doing so, each Party will keep the other Party informed as to the status of those applications.

(2)	Each Party shall, and shall cause its affiliates to, use its commercial reasonable efforts to obtain the Required Regulatory Approvals as soon as is reasonably practicable after the date of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the Purchaser shall not be required to (or cause or consent to), and the Company shall not, without the Purchaser’s prior written consent, sell, divest, license, hold separate, or accept any restriction on its freedom of action with respect to any assets or businesses of any person, or agree to do any of the foregoing.
(3)	Each Party shall not, without the written consent of the other Party, “pull-and-refile”, enter into any agreement with a Governmental Authority to delay the Effective Date in connection with the Required Regulatory Approvals, or take any similar action with respect to any filing made with any Governmental Authority.
(4)	The Parties will furnish one another or the applicable Governmental Authority with such information and assistance as each other Party or Governmental Authority may reasonably request to obtain a Required Regulatory Approval. All requests and inquiries from any Governmental Authority will be dealt with by the Parties in consultation with one another.
(5)	With respect to obtaining the Required Regulatory Approvals, the Parties will:
(a)	promptly notify one another of substantive written communications of any nature from a Governmental Authority relating to the Required Regulatory Approvals and provide the other Party with copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other and will not be shared by such counsel or expert with any other person;
(b)	respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of the Required Regulatory Approvals;
(c)	permit the other Party to review in advance any proposed substantive written communications of any nature with a Governmental Authority in respect of the Required Regulatory Approvals, to the extent permitted by such Governmental Authority, and provide the other Party with final copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other Party and will not be shared by such counsel or expert with any other person; and
(d)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Authority in respect of the Required Regulatory Approvals unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate at such meeting or discussion (except where a Governmental Authority expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion, or except where competitively sensitive information may be discussed, in which case every effort will be made to allow external legal counsel to participate).

(6)	All filing fees and applicable Taxes in respect of any filing made with a Governmental Authority in order to obtain the Required Regulatory Approvals, other than the TSXV, will be the responsibility of the Purchaser.

Section 4.4 Access to Information

Subject to applicable Laws and the terms of any existing Contracts, the Company will afford to the Purchaser and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, reasonable access during normal business hours and upon reasonable notice, to the Company’s businesses, properties, books and records and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, subject however to such access not materially interfering with the ordinary conduct of the business of the Company. Subject to such requests not materially interfering with the ordinary conduct of the business of the Company, the Company will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser acknowledges that all information provided to it under this Section 4.4, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

Section 4.5 Pre-Acquisition Reorganization

(1)	Subject to Section 4.5(2), the Company agrees that, upon request of the Purchaser, the Company shall, and shall cause each of its Subsidiaries to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), (ii) cooperate with the Purchaser and its Representatives to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) cooperate with the Purchaser and its Representatives to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required by the Purchaser (based on the terms of any Contract) in connection with the Pre-Acquisition Reorganization, if any.
(2)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.5(1) unless such Pre-Acquisition Reorganization:
(a)	is capable of being completed prior to the Effective Date, and if necessary to avoid any adverse consequence to the Company, can be unwound in the event the Arrangement is not consummated without adversely affecting the Company or any of the Securityholders in any material manner;

(b)	is effected immediately prior to, contemporaneously with, or within two Business Days prior to the Effective Date;
(c)	shall not require the Company or any of its Subsidiaries to contravene any applicable Laws, its organizational documents or any Material Company Contract;
(d)	will not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization;
(e)	is not, in the opinion of the Company and its counsel, prejudicial to the Company, any of its Subsidiaries or the Securityholders in any material respect and does not require the approval by any Securityholder;
(f)	does not, in the opinion of the Company, reduce or change the Consideration or impair or prevent the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement;
(g)	does not, in the opinion of the Company, materially interfere with the ongoing operations of the Company and its Subsidiaries.
(3)	The Purchaser acknowledges and agrees that the planning for any implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached, provided such planning is under the direction of the Purchaser.
(4)	The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Company Meeting. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are reasonably necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement, and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.
(5)	The Purchaser agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and agrees to indemnify and save harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including actual out-of-pocket costs and expenses for filing fees and external counsel), interest, awards, Taxes or use of Tax attributes, judgements and penalties suffered or incurred by any of them as a result of any Pre-Acquisition Reorganization requested by the Purchaser (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

Section 4.6 Covenants of the Company Regarding the Arrangement

(1)	Subject to the terms and conditions of this Agreement, the Company will, and will cause its Subsidiaries to, perform all obligations required to be performed by the Company and its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):
(a)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company or its Subsidiaries from other parties to any Material Company Contracts in order to complete the Arrangement;
(b)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;
(c)	using its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement; and
(d)	cooperating with, and providing commercially reasonable assistance to the Purchaser in connection with the preparation and filing, on the Effective Date or as soon as reasonably practical thereafter, of an election pursuant to subparagraph (c)(i) of the definition of “public corporation” contained in subsection 89(1) of the Tax Act such that the Company ceases to be a “public corporation” for the purposes of the Tax Act on the filing of such election form.

Section 4.7 Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.6(1)(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;
(b)	using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c)	using its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;
(d)	in accordance with the terms of the Plan of Arrangement, at the Effective Time, to the extent applicable, each Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested Replacement Option to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole share) equal to: (i) 0.750 multiplied by (ii) the number of Common Shares subject to such Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Common Share otherwise purchasable pursuant to such Replacement Option; divided by (y) 0.750. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Option for which it was exchanged, and shall be governed by the terms of the Omnibus Equity Incentive Plan;
(e)	applying for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSXV of the Consideration Shares, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSXV.

Section 4.8 Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement, Interim Order and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all authorizations, consents and approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)	it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and
(c)	it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

Section 4.9 Governance Matters

(1)	The Company shall use commercially reasonable efforts to obtain and deliver the resignations and mutual releases of each director and officer of the Company to the extent requested by the Purchaser and as at the Effective Time and to cause any such persons to be replaced by persons identified by the Purchaser as of the Effective Time.
(2)	The Purchaser shall take all necessary actions to ensure that effective promptly following the Effective Time, one director of the Company from the existing Company Board (the “Additional Director”) shall be appointed to the Purchaser Board, subject to such director being (i) acceptable to the Purchaser, acting reasonably, (ii) independent and financially literate under NI 52-110 and (iii) qualified and eligible to act as a director and as Chair of the Purchaser’s Audit Committee under Law and able and willing to act in that capacity, and the Purchaser receiving a consent to act as a director of the Purchaser Board, and such director shall serve until the following annual general meeting of the Purchaser or until their successor is elected or appointed.

Section 4.10 Indemnification and Insurance

(1)	The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company and its Subsidiaries (each such present or former director or officer of the Company and its Subsidiaries being herein referred to as a “D&O Indemnified Party” and such persons collectively being referred to as the “D&O Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, which are listed in the Company Disclosure Letter and copies of which have been provided to the Purchaser, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and the Company and any successor to the Company shall continue to honour such rights of indemnification and indemnify the D&O Indemnified Parties pursuant thereto, with respect to actions or omissions of the D&O Indemnified Parties occurring prior to the Effective Time, for six (6) years following the Effective Date.
(2)	Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance, at a cost not exceeding 350% of the current annual aggregate premium for directors’ and officers’ liability policies currently maintained by the Company and its Subsidiaries, providing coverage for a period of six (6) years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

Section 4.11 Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to the Securityholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company must not make any filing with any Governmental Authority (subject in each case to the Company’s overriding obligations to make any disclosure or filing required by Laws) with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law shall use commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party and their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. For greater certainty, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties.

Article 5
ADDITIONAL AGREEMENTS

Section 5.1 Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any of its Representatives or otherwise, and shall not permit any such person to:
(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;
(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;
(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation;
(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1 (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Company Meeting)); or

(e)	accept or enter into (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.
(2)	The Company shall, and shall cause its Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:
(a)	promptly, and by no later than two (2) Business Days from the date hereof, discontinue access to and disclosure of all information regarding the Company, including any data room and any confidential information, properties, facilities, books and records of the Company; and
(b)	to the extent that such information has not previously been returned, within three (3) Business Days from the date hereof request, and exercise all rights it has to require, (i) the return or destruction of all copies of any confidential information regarding the Company and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company, in each case, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.
(3)	The Company represents and warrants that, neither the Company nor any of its Representatives has waived any confidentiality, standstill or similar agreement or restriction in effect as of the date of this Agreement to which the Company is a Party, and further covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company is a party, and (ii) not release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting the Company under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company is a party, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion) (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2 Notification of Acquisition Proposals

If the Company or any of its Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company, the Company shall immediately notify the Purchaser, at first orally, and then as soon as practicable in any event within twenty-four (24) hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, material or correspondence or other material received in respect of, from or on behalf of any such persons and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request. The Company shall keep the Purchaser fully informed on a current basis of the status of developments and, to the extent permitted by Section 5.3, negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence communicated to the Company by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3 Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time prior to obtaining the Company Shareholder Approval, the Company receives an unsolicited written Acquisition Proposal, the Company and its Representatives may (i) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company if and only if, in the case of this clause (ii):
(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;
(b)	such person is not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company;
(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;
(d)	prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such person or confirms it had already entered into such an agreement prior to the date of this Agreement which remains in effect, and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser; and

(e)	the Company promptly provides the Purchaser with:
(i)	two (2) Business Days prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Board has determined, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties;
(ii)	prior to providing any such copies, access or disclosure, the Company provides the Purchaser with an executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.3(1)(d); and
(iii)	any non-public information concerning the Company provided to such other person which was not previously provided to the Purchaser.

Section 5.4 Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may, subject to compliance with Article 6 and Section 5.6, make a change in Board Recommendation or authorize the Company to accept, approve, or enter into a definitive agreement with respect to such Superior Proposal, if and only if:
(a)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company;
(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;
(c)	the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);
(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;
(e)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d);
(f)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to make a change in Board Recommendation and/or to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and
(h)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 6.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 5.6.
(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) above to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall immediately so advise the Purchaser and the Company, and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.
(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Company.
(4)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal that is publicly announced or publicly disclosed which the Board has determined not to be a Superior Proposal or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)	If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than ten (10) Business Days before the Company Meeting, the Company shall either proceed with or postpone the Company Meeting, as directed by the Purchaser, to a date that is not more than ten (10) Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than five (5) Business Days prior to the Outside Date.
(6)	Nothing contained in this Agreement shall prevent the Board from complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that it determines is not a Superior Proposal, provided that the Purchaser and its legal counsel shall be provided with a reasonable opportunity to review the form and content of such circular or other disclosure and shall make all reasonable amendments as requested by the Purchaser and its counsel.

Section 5.5 Breach by Representatives

Without limiting the generality of the foregoing, the Company shall advise its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company or its Representatives is deemed to be a breach of this Article 5 by the Company.

Section 5.6 Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 5.6(3) in consideration for the disposition by the Purchaser of its rights under this Agreement.
(2)	For the purposes of this Agreement, “Termination Fee” means $13,000,000, and “Termination Fee Event” means the termination of this Agreement:
(a)	by the Purchaser, pursuant to Section 6.2(1)(d)(ii) [Change in Recommendation];
(b)	by the Company, pursuant to Section 6.2(1)(c)(ii) [to enter into a Superior Proposal];
(c)	by the Company or the Purchaser pursuant to Section 6.2(1)(b)(i) [No Required Shareholder Approval], or pursuant to Section 6.2(1)(d)(i) [Breach of Company Representation, Warranty or Covenant], or pursuant to Section 6.2(1)(b)(iii) [Outside Date] if:
(i)	prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than the Purchaser) or any person (other than the Purchaser) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)	within twelve (12) months following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company, directly or indirectly, in one or more transactions, enters into a contract, other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3, in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within twelve (12) months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)	If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 6.2(1)(c)(ii) [to enter into a Superior Proposal], the Termination Fee shall be paid prior to or simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 6.2(1)(d)(ii) [Change in Recommendation], the Termination Fee shall be paid within two (2) Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 5.6(2)(c), the Termination Fee shall be paid on or prior to the consummation/closing of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid by the Company to the Purchaser, by wire transfer in immediately available funds to an account designated by the Purchaser.
(4)	The Company acknowledges that the agreements contained in Section 5.6 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 5.6 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage, and out-of-pocket expenditures, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the Termination Fee in full to the Purchaser pursuant to this Section 5.6 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.6, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a Misrepresentation in this Agreement and nothing contained in this Section 5.6 shall preclude the Purchaser from seeking injunctive relief in accordance with Section 8.14 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Section 5.7 Expenses and Expense Reimbursement

(1)	Except as expressly otherwise provided in this Agreement including Section 5.7(2), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.
(2)	In addition to the rights of the Purchaser under Section 5.6, if this Agreement is terminated by the Purchaser pursuant to Section 6.2(1)(d)(i) [Breach of Company Representation, Warranty or Covenant] or pursuant to Section 6.2(1)(b)(i) [No Required Shareholder Approval], then the Company shall within two (2) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds to an account designated by the Purchaser, an expense reimbursement fee equal to $2,000,000. In no event shall the Company be required to pay under Section 5.6, on the one hand, and this Section 5.7(2), on the other hand, in the aggregate, an amount in excess of the Termination Fee.
(3)	If this Agreement is terminated by the Company pursuant to Section 6.2(1)(c)(i) [Breach of Purchaser Representation, Warranty or Covenant], then the Purchaser shall within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds to an account designated by the Company, an expense reimbursement fee equal to $2,000,000.

Article 6
TERM AND TERMINATION

Section 6.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 6.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by;
(a)	the mutual written agreement of the Parties; or
(b)	either the Company or the Purchaser if:
(i)	the Arrangement Resolution is not approved by the Shareholders at the Company Meeting in accordance with the Interim Order provided that a Party may not terminate this Agreement pursuant to this Section 6.2(1)(b)(i) if the failure to obtain the approval of the Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 6.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or
(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.
(c)	the Company if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 7.1 or Section 7.2 not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 7.1 or Section 7.3 not to be satisfied;
(ii)	prior to the approval by the Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 5.6; or
(iii)	there has occurred a Purchaser Material Adverse Effect;
(d)	the Purchaser if:
(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 7.2 or Section 7.3 not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 7.1 or Section 7.2 not to be satisfied;

(ii)	(A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Company Meeting, if sooner), (C) the Board or any committee of the Board accepts or enters into (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, (D) the Board or any committee of the Board fails to publicly recommend or reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the Business Day prior to the date of the Company Meeting), or (E) the Company breaches Article 5 in any material respect; or
(iii)	there has occurred a Material Adverse Effect.

Section 6.3 Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 6.1 or Section 6.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 6.1 as a result of the Effective Time occurring Section 4.10 shall survive for a period of six (6) years following such termination and this Section 6.3 shall survive, and (b) in the event of termination under Section 6.2, this Section 6.3, Section 5.6, Section 5.7 above and Article 8 (other than Section 8.8) shall survive, and provided further that no Party shall be relieved of any liability for any willful breach by it of this Agreement.

Section 6.4 Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Outside Date the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of fifteen (15) Business Days from such notice. If such notice has been given prior to the date of the Company Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Article 7
CONDITIONS PRECEDENT

Section 7.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a)	the Arrangement Resolution will have been approved by the Shareholders at the Company Meeting in accordance with the Interim Order and applicable Laws;
(b)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;
(c)	the Required Regulatory Approvals will have been obtained;
(d)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;
(e)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there shall be no resale restrictions on such Consideration Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws; and
(f)	this Agreement shall not have been terminated in accordance with its terms.

Section 7.2 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;
(b)	the representations and warranties of the Purchaser in (i) Section 3.2(a) [Organization and Corporate Capacity], Section 3.2(b) [Authority Relative to this Agreement], Section 3.2(c) [Required Approvals], Section 3.2(d) [No Violation], and Section 3.2(e) [Capitalization] (other than de minimis inaccuracies or adjustments resulting from events in the ordinary course), will be true and correct in all respects as of the date of this Agreement and as of the Effective Date, (ii) Section 3.2(r) [Interest in Properties] will be true and correct in all material respects as of the date of this Agreement and as of the Effective Date (except where such representation and warranty speak to an earlier date in which case it will be true and correct in all material respect as of such date) and (iii) all other representations and warranties of the Purchaser will be true and correct as of the Effective Date (disregarding any materiality or Purchaser Material Adverse Effect qualification therein, and except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Purchaser Material Adverse Effect or prevent, impede or materially delay the completion of the Arrangement);
(c)	there shall not have occurred a Purchaser Material Adverse Effect;
(d)	the Purchaser will have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration Shares;
(e)	the Purchaser shall have taken all necessary action to cause the Additional Director to be appointed to the Purchaser Board promptly following the Effective Time;
(f)	the Company will have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and
(g)	there shall be no resale restrictions on the Consideration Shares to be issued to Shareholders as the Consideration pursuant to the Arrangement under Securities Laws in Canada, except in respect of those holders who are subject to restrictions on resales as a result of being a “control person” under Securities Laws in Canada or as required pursuant to stock exchange policies.

Section 7.3 Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;
(b)	the representations and warranties of the Company in (i) Section 3.1(a) [Organization and Corporate Capacity], Section 3.1(b) [Authority Relative to this Agreement], Section 3.1(c) [Required Approvals], Section 3.1(d) [No Violation], Section 3.1(e) [Capitalization] (other than de minimis inaccuracies or adjustments resulting from the issuance of Common Shares pursuant to the terms of the Options, Warrants or otherwise contemplated by this Agreement), Section 3.1(f) [Subsidiaries], and Section 3.1(ll) [Financial Advisors or Brokers] will be true and correct in all respects as of the date of this Agreement and as of the Effective Date (except where such representation and warranty speaks to an earlier date in which case it will be true and correct in all material respects as of such date), (ii) Section 3.1(t) [Interest in Properties] will be true and correct in all material respects as of the date of this Agreement and as of the Effective Date (except where such representation and warranty speaks to an earlier date in which case it will be true and correct in all material respects as of such date) and (ii) all other representations and warranties of the Company will be true and correct as of Effective Date (disregarding any materiality or Purchaser Material Adverse Effect qualification therein, and except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect or prevent, impede or materially delay the completion of the Arrangement);
(c)	there shall not have occurred a Material Adverse Effect;
(d)	the Purchaser will have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(c) and Section 7.3(e) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;
(e)	Dissent rights shall not have been validly exercised in connection with the Arrangement by holders of more than 5% of the Common Shares then outstanding; and

(f)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:
(i)	prohibition or material restriction on the acquisition by the Purchaser of the Common Shares or the completion of the Arrangement or any person obtaining from the Purchaser or the Company any damages in connection with the Arrangement;
(ii)	prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of its assets or business; or
(iii)	imposition of material limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, the Common Shares, including the right to vote such Common Shares.

Article 8
GENERAL

Section 8.1 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and
(b)	which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

Section 8.2 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by electronic mail addressed to the recipient as follows:

(a)	if to the Purchaser as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129

Vancouver, B.C. V6E 3P3

Attention:	Keith Boyle, Chief Executive Officer

Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention:	Bob Wooder and Michelle Noorani
Email:	bob.wooder@blakes.com and michelle.noorani@blakes.com
(b)	if to the Company:

Maritime Resources Corp.

3200 - 650 West Georgia Street

Vancouver, British Columbia V6B 4P7

Attention: Garett Macdonald, President & Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West

Suite 6200, P.O. Box 50

Toronto, Ontario M5X 1B8

Attention:	James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by electronic mail will be conclusively deemed to have been given on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

Section 8.3 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliates, as the case may be, for all of its obligations hereunder.

Section 8.4 Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

Section 8.5 Time of Essence

Time is of the essence of this Agreement.

Section 8.6 Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

Section 8.7 Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement. The Parties also acknowledge and agree that the Letter of Intent was terminated upon the execution and delivery of this Agreement and is no longer of any force and effect.

Section 8.8 Amendment

(1)	This Agreement may, at any time and from time to time before or after the holding of the Company Meeting, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Securityholders, and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or
(c)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Shareholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(2)	Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions of this Agreement and the Plan of Arrangement.

Section 8.9 Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

Section 8.10 Third Party Beneficiaries

(1)	Except as provided in Section 4.10 which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 8.10 as the “Covered Persons”) and except for the rights of the Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.
(2)	Despite the foregoing, the Purchaser acknowledges to each of the Covered Persons their direct rights against it under Section 4.10 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.11 Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

Section 8.12 Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

Section 8.13 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.14 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this, subject to Section 5.6(4), being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.15 No Personal Liability

(1)	No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.
(2)	No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

Section 8.16 Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NEW FOUND GOLD CORP.

By:	(signed) “Keith Boyle”
Keith Boyle
Chief Executive Officer

maritime resources CORP.

By:	(signed) “Garett Macdonald”
Garett Macdonald
President & Chief Executive Officer

Schedule A
FORM OF PLAN OF ARRANGEMENT

[See Attached]

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

“Arrangement” means the arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 5 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated September 4, 2025 between the Company and the Purchaser, including the schedules thereto, as the same may be, amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting;

“Beneficial Shareholder” means a person who holds Common Shares through an intermediary or who otherwise holds Common Shares not registered in the person’s name;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major banks are closed for business in Vancouver, British Columbia;

“Common Shares” means the common shares in the capital of the Company and includes, for greater certainty, any Common Shares issued upon the valid exercise or settlement of the Options or Warrants, as applicable;

“Company” means Maritime Resources Corp., a corporation existing under the laws of the Province of British Columbia;

“Company Meeting” means the annual general and special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order for the purpose of, among other things, considering and, if thought advisable, approving the Arrangement Resolution;

“Consideration” means the consideration to be received pursuant to this Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, consisting of 0.750 of a Purchaser Share;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shares” means the Common Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

“Dissenting Shareholder” means a registered Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder;

“Effective Date” means the date designated by the Company and the Purchaser by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing before the Effective Date;

“Exchange Ratio” means 0.750 of a Purchaser Share for each Common Share;

“Final Order” means the final order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of and distribution of the Consideration and the Replacement Options, pursuant to Section 291 of the BCBCA approving the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Former Shareholders” means the holders of Common Shares immediately prior to the time at which Section 3.1(b) hereof occurs;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSXV or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration and the Replacement Options, to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be sent to the registered Shareholders for use in connection with the Arrangement;

“Liens” means any mortgage, hypothec, prior claim, lease, sublease, easement, encroachment, servitude, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind;

“Notice of Dissent” means a notice of dissent duly and validly given by a registered Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

“Omnibus Equity Incentive Plan” means the omnibus equity incentive plan of the Company, dated July 3, 2024;

“Optionholder” means a holder of Options;

“Options” means the outstanding options to purchase Common Shares issued pursuant to and/or governed by the Omnibus Equity Incentive Plan;

“Parties” means the parties to the Arrangement Agreement and “Party” means any one of them;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented from time to time in accordance with Article 6 or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Registered Shareholder” means a registered holder of Common Shares as recorded in the shareholder register of the Company;

“Replacement Options” means an option to purchase a Purchaser Share (subject to the terms and conditions of the option) to be issued by the Purchaser to former holders of Options;

“Securityholder” means, collectively, the Shareholders, the Optionholders and the Warrantholders;

“Shareholder” means a holder of one or more Common Shares; “Tax Act” means the Income Tax Act (Canada);

“TSXV” means the TSX Venture Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder;

“Warrantholder” means a holder of one or more Warrants; and

“Warrants” means the outstanding common share purchase warrants of the Company.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, words importing the use of any gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4 Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

Section 1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 1.8 Statutes

Any reference in this Plan of Arrangement to a statute refers to such statute and all rules, resolutions and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Division 5 of Part 9 of the BCBCA and is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of this Plan of Arrangement shall govern.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding upon the Purchaser, the Company, the Shareholders (including Dissenting Shareholders), the Optionholders, the Warrantholders, the registrar and transfer agent of the Company, the Depositary and all other persons, at and after, the Effective Time on the Effective Date, in each case without any further act or formality required on the part of any person, except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

Section 3.1 The Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	Each of the Dissenting Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised (and the right of such Dissenting Shareholder to dissent with respect to such shares has not terminated or ceased to apply with respect to such shares) shall, without any further act or formality by or on behalf of a Dissenting Shareholder, be deemed to have been transferred to the Company in consideration for a debt claim against the Company for the amount determined under Article 4, and:
(i)	such Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by the Company (to the extent available with Company funds not directly or indirectly provided by Purchaser and its affiliates) for such Dissenting Shares as set out in Section 4.1;
(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Dissenting Shares from the register of Common Shares maintained by or on behalf of the Company; and
(iii)	the Company shall be deemed to be the transferee of such Dissenting Shares free and clear of all Liens, and shall be entered in the register of Common Shares maintained by or on behalf of the Company.
(b)	Each outstanding Common Share (other than Dissenting Shares held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Common Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Common Shares, be irrevocably assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration subject to Section 3.4 and Article 5, and, upon such exchange:

(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive the Consideration from the Purchaser in accordance with this Plan of Arrangement;
(ii)	such Former Shareholders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company;
(iii)	the Purchaser shall be deemed to be the transferee and the legal and beneficial holder of such Common Shares (free and clear of all Liens) and shall be entered as the registered holder of such Common Shares in the register of the Common Shares maintained by or on behalf of the Company; and
(iv)	each Former Shareholder shall be entered into the register of Purchaser Shares maintained by or on behalf of the Purchaser in respect of the Consideration Shares deliverable to such Former Shareholder pursuant to this Section 3.1(b).
(c)	Each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action on the part of any holder thereof, notwithstanding the terms of the Omnibus Equity Incentive Plan or any award or similar agreement pursuant to which the Options were granted or awarded, cancelled and exchanged for a Replacement Option to acquire from the Purchaser, such number of Purchaser Shares equal to (1) that number of Common Shares that were issuable upon exercise of such Option immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular exercise of Replacement Options in the aggregate, then the number of Purchaser Shares otherwise issuable shall be rounded down to the nearest whole number of Purchaser Shares), at an exercise price per Purchaser Share equal to the quotient determined by dividing: (X) the exercise price per Common Share at which such Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent); provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In-the-Money Amount of such Replacement Option immediately following the exchange does not exceed the In-the-Money Amount (if any) of such Option immediately before the exchange.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur at or following the Effective Time as provided for in this Section 3.1, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

Section 3.2 Warrants

In accordance with the terms of each of the Warrants, each Warrantholder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Warrants, in lieu of Common Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Purchaser Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Common Shares to which such holder would have been entitled if such holder had exercised such holder’s Warrants immediately prior to the Effective Time on the Effective Date. Each Warrant shall continue to be governed by and be subject to the terms of the applicable warrant indenture and warrant certificate, subject to any supplemental exercise documents issued by the Purchaser to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price to them.

Section 3.3 Post Effective Time Procedures

(1)	Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary sufficient Purchaser Shares required to be issued to Former Shareholders, in accordance with the provisions of Section 3.1(b) hereof, which Purchaser Shares shall be held by the Depositary as agent and nominee for such Former Shareholders for distribution to such Former Shareholders (or, for greater certainty, to give effect to any withholding or remittance obligations in respect of taxes pursuant to Section 5.3 hereof) in accordance with the provisions of Article 5 hereof.
(2)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Shareholder together with certificates representing Common Shares and such other documents as the Depositary may require, Former Shareholders shall be entitled to receive delivery of the Purchaser Shares to which they are entitled pursuant to Section 3.1(b) hereof.

Section 3.4 No Fractional Shares

In no event shall any holder of Common Shares, Options or Warrants be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a person as consideration under or as a result of this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Securityholder shall be rounded down to the nearest whole Purchaser Share and no person will be entitled to any compensation in respect of a fractional Purchaser Share.

Section 3.5 U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, the Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that all Consideration Shares and Replacement Options issued on completion of this Plan of Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof.

ARTICLE 4
DISSENT RIGHTS

Section 4.1 Rights of Dissent

Registered Shareholders may exercise dissent rights (“Dissent Rights”) with respect to the Common Shares held by such holders in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Section 4.1, the Interim Order, the Final Order and any other order of the Court; provided that notwithstanding Section 242(1)(a) of the BCBCA, the written notice setting forth the objection of such Registered Shareholder to the Arrangement Resolution referred to in Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Dissenting Shares held by them in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens (other than the right to be paid fair value for such Dissenting Shares as set out in this Section 4.1, as provided in Section 3.1(a), and if they:

(a)	are ultimately entitled to be paid fair value for such Dissenting Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Dissenting Shares by the Company (to the extent available with Company funds not directly or indirectly provided by Purchaser and its affiliates and less any applicable withholdings pursuant to Section 5.3), which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissenting Shares as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or
(b)	are ultimately not entitled, for any reason, to be paid fair value for such Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall be entitled to receive only the consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

Section 4.2 Recognition of Dissenting Shareholders

(1)	In no circumstances shall the Purchaser or the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised. For greater certainty, in addition to any other restrictions pursuant to Division 2 of Part 8 of the BCBCA or in the Interim Order, none of the following shall be entitled to exercise Dissent Rights: (a) an Optionholder or Warrantholder in respect of such holder’s Options and/or Warrants, as applicable; (b) Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution; and (c) any other person who is not a Registered Shareholder as of the record date of the Company Meeting.

For greater certainty, in no case shall the Purchaser or the Company or any other person be required to recognize Dissenting Shareholders as holders of Common Shares after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Shareholders shall be removed from the central securities register maintained by or on behalf of the Company in respect of the Common Shares as holders of such Common Shares at the same time as the event described in Section 3.1(a) occurs.

ARTICLE 5
CERTIFICATES AND PAYMENTS

Section 5.1 Payment of Consideration

(1)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or direct registration statement (“DRS”) advice statement that immediately prior to the Effective Time represented one (1) or more outstanding Common Shares (other than Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Former Shareholders represented by such surrendered certificate or DRS advice statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time on the Effective Date, or make available for pick up at its offices during normal business hours, a certificate, holding statement or DRS advice statement representing the Consideration Shares that such holder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld, if any, pursuant to Section 5.3, and any certificate or DRS advice statement representing such Common Shares so surrendered shall forthwith be cancelled.
(2)	Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time on the Effective Date represented Common Shares (other than Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) will be deemed after the Effective Time on the Effective Date to represent only the right to receive from the Depositary upon such surrender a certificate representing the Consideration Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld, if any, pursuant to Section 5.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any Former Shareholder of any kind or nature against or in the Company or the Purchaser. On such date, all certificates representing the Common Shares shall be deemed to have been surrendered to the Company and the Consideration to which such Former Shareholder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Company or any successor thereof for no consideration.
(3)	Any issuance or delivery of the Consideration Shares by the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment of Consideration hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration for the Common Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Company or any successor thereof for no consideration.

(4)	Following the Effective Time, no holder of Common Shares, Options or Warrants, shall be entitled to receive any consideration or entitlement with respect to such Common Shares, Options or Warrants, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, Section 3.2, Section 3.3, this Section 5.1 and the other terms of this Plan of Arrangement, in each case subject to Section 5.3 hereof, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Section 5.2 Loss of Certificates

In the event any certificate or DRS advice statement which immediately prior to the Effective Time represented any outstanding Common Shares which were exchanged or transferred in accordance with Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Former Shareholder, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Purchaser Shares which the Former Shareholder is entitled to receive pursuant to Section 3.1 hereof in accordance with such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Former Shareholder will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser and the Depositary may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3 Withholding Rights

The Company, the Purchaser and the Depositary, as applicable, shall be entitled to deduct or withhold, or direct any person to deduct or withhold on their behalf, from any Consideration or amount otherwise payable or deliverable to any Securityholder and any other person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders), such amounts as the Company, the Purchaser or the Depositary, as the case may be, may reasonably determine is required to be deducted or withheld with respect to such amount otherwise payable or deliverable under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. Each Party and the Depositary, as applicable, are hereby authorized to sell or otherwise dispose of such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and the Company, the Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such person any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and none of the Company, the Purchaser or the Depositary shall be under any obligation to obtain or indemnify any Securityholder in respect of a particular price for the Consideration Shares so sold.

Section 5.4 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.5 Paramountcy

From and after the Effective Time on the Effective Date: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Options and Warrants issued or outstanding prior to the Effective Time on the Effective Date, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Options and Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement

(1)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and

(iv) communicated to the Shareholders and Optionholders if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders and Optionholders voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time after receipt of the Final Order but prior to the Effective Time, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Shareholders and Optionholders, and such amendment, modification or supplement need not be filed with the Court or communicated to Shareholders and Optionholders.
(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interest of any Shareholders and Optionholders, and such amendment, modification or supplement need not be filed with the Court or communicated to Shareholders and Optionholders.

ARTICLE 7
FURTHER ASSURANCES

Section 7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule B
ARRANGEMENT RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF MARITIME RESOURCES CORP.
(the “Company”)

BE IT RESOLVED THAT:

(1)	The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company and its securityholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix [•] to the Management Information Circular of the Company dated [•], 2025 (the “Information Circular”), is hereby authorized, approved and agreed to.
(2)	The Arrangement Agreement dated September 4, 2025 among the Company and New Found Gold Corp., as it may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.
(3)	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

B-1

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Allen Palmiere
_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.
Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer

Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”

_______________________________________
Authorized Signing Officer

Allen Palmiere

_______________________________________

(Print Name of Shareholder)

(signed) “Allen Palmiere”
_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Allen Palmiere, Director, Chairman
_______________________________________
(Print Name and Title)

Address: [Redacted - Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares
Options	164,900
Warrants

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Garett Macdonald

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5
GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.

Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Garett Macdonald

_______________________________________

(Print Name of Shareholder)

(signed) “Garett Macdonald”

_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Garett Macdonald, President & CEO
_______________________________________
(Print Name and Title)

Address: [Redacted - Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares	576,935
Options	516,710
Warrants	61,665

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Germaine Coombs

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder. The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5
GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.
Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of theProvince of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer

Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Germaine Coombs

_______________________________________

(Print Name of Shareholder)

(signed) “Germaine Coombs”

_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Germaine Coombs, CFO and Corporate Secretary
(Print Name and Title)

Address: [Redacted - Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares	141,649
Options	392,540 Post Consol
Warrants	28,985 Post Consol

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

John Hayes

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries,

investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this

Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5
GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.
Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

John Hayes

_______________________________________

(Print Name of Shareholder)

(signed) “John Hayes”

_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

John Hayes, Director
_______________________________________
(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares	202,122
Options	212,920
Warrants

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Matthew Goodman

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries,

investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this

Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.
Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:
Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Matthew Goodman

_______________________________________

(Print Name of Shareholder)

(signed) “Matthew Goodman”

_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Matthew Goodman, Director
_______________________________________
(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares	27,898
Options	137,920
Warrants

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Nicholas Nikolakakis
____________________________________________

____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries,

investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this

Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.
Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Nicholas Nikolakakis

_______________________________________

(Print Name of Shareholder)

(signed) “Nicholas Nikolakakis”

_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]
_______________________________________
(Place of Residency)

Nicholas Nikolakakis, Director
_______________________________________

(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares	8,850
Options	267,920
Warrants

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Perry Blanchard

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries,

investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this

Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.
Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Perry Blanchard

_______________________________________

(Print Name of Shareholder)

(signed) “Perry Blanchard”

_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Perry Blanchard, VP Environment & Sustainability
_______________________________________
(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares	51,100
Options	395,450
Warrants

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Tom Yip

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror”, and together with the Shareholder the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of (a) options to purchase Common Shares (the “Subject Options”); (b) warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Options, the “Convertible Securities”, and the Convertible Securities collectively with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);
(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	subject to Section 5.1, the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (w) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, (y) selling or otherwise disposing of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under the Omnibus Equity Incentive Plan, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	subject to Section 5.1, the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;

(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(i)	no later than five (5) Business Days prior to the date of the Company Meeting:

(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and

(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Common Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries,

investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(a)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(b)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this

Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence
Time is of the essence in this Agreement.
Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Tom Yip

_______________________________________

(Print Name of Shareholder)

(signed) “Tom Yip”

_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Tom Yip, Director
_______________________________________
(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement]

Schedule “A”

Security	Number
Common Shares	83,500
Options	267,920
Warrants

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

2176423 Ontario Ltd.

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror” and together with the Shareholder, the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or other securities of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate (other than hypothecation as part of a portfolio of investments pledged under a standard margin agreement), grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (x) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, or (y) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, provided that prior to any such Transfer, such entity executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

(g)	the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;
(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and
(i)	no later than five (5) Business Days prior to the date of the Company Meeting:
(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and
(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Subject Shares acquired pursuant to the exercise of Subject Warrants or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(b)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects, provided that the Shareholder has notified the Acquiror in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Acquiror; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(c)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.2 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.3 Time of the Essence
Time is of the essence in this Agreement.
Section 5.4 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.5 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.6 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.9 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.10 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.12 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129

Vancouver, B.C. V6E 3P3

Attention: Keith Boyle, Chief Executive Officer
Email: [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.13 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.14 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

2176423 Ontario Ltd.

_______________________________________

(Print Name of Shareholder)

(signed) “Eric Sprott”
_______________________________________

(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Eric Sprott, Director & President
_______________________________________
(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement (Shareholder)]

Schedule “A”

Security	Number
Common Shares	7,989,600
Warrants	2,666,700

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Dundee Resources Limited

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror” and together with the Shareholder, the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or other securities of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (x) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, or (y) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;
(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and
(i)	no later than five (5) Business Days prior to the date of the Company Meeting:
(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and
(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Subject Shares acquired pursuant to the exercise of Subject Warrants or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(b)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(c)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.2 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.3 Time of the Essence
Time is of the essence in this Agreement.
Section 5.4 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.5 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.6 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.9 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.10 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.12 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Email:	Keith Boyle, Chief Executive Officer [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com
and to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre - North Tower
40 Temperance Street

Toronto, Ontario, M5H 0B4

Attention: Jay King

Email: jking@cassels.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.13 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.14 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Dundee Resources Limited
_______________________________________
(Print Name of Shareholder)

(signed) “Jonathan Goodman”
(Signature of Authorized Signatory)

Jonathan Goodman, President & C.E.O.
_______________________________________
(Print Name and Title)

(signed) “Lila Murphy”

_______________________________________

(Signature of Authorized Signatory)

Lila Murphy, Executive V.P. and C.F.O.
_______________________________________

(Print Name and Title)

[Redacted - Personal Information]
_______________________________________
(Place of Residency)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement (Shareholder)]

Schedule “A”

Security	Number
Common Shares	48,960,499
Warrants	10,149,867

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Goodman & Company, Investment Counsel Inc.

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror” and together with the Shareholder, the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or other securities of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (x) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, or (y) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;
(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and
(i)	no later than five (5) Business Days prior to the date of the Company Meeting:
(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and
(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Subject Shares acquired pursuant to the exercise of Subject Warrants or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(b)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(c)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.2 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.3 Time of the Essence
Time is of the essence in this Agreement.
Section 5.4 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.5 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.6 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.9 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.10 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.12 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Email:	Keith Boyle, Chief Executive Officer [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com and to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre - North Tower
40 Temperance Street

Toronto, Ontario, M5H 0B4

Attention: Jay King

Email: jking@cassels.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.13 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.14 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Goodman & Company, Investment Counsel Inc.
_______________________________________
(Print Name of Shareholder)

(signed) “Jonathan Goodman”
(Signature of Authorized Signatory)

Johnathan Goodman, President & C.E.O.

(Print Name and Title)

(signed) “Lila Murphy”
_______________________________________
(Signature of Authorized Signatory)

Lila Murphy, Executive V.P. and C.F.O.
_______________________________________
(Print Name and Title)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement (Shareholder)]

Schedule “A”

Security	Number
Common Shares	N/A
Warrants	2,930

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

Peter Grosskopf

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror” and together with the Shareholder, the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or other securities of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (x) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, or (y) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;
(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and
(i)	no later than five (5) Business Days prior to the date of the Company Meeting:
(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and
(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Subject Shares acquired pursuant to the exercise of Subject Warrants or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(b)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(c)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.2 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.3 Time of the Essence
Time is of the essence in this Agreement.
Section 5.4 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.5 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.6 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.9 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.10 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.12 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Email:	Keith Boyle, Chief Executive Officer [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com
and to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre - North Tower
40 Temperance Street

Toronto, Ontario, M5H 0B4

Attention: Jay King

Email: jking@cassels.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.13 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.14 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

Peter Grosskopf

_______________________________________

(Print Name of Shareholder)

(signed) “Peter Grosskopf”

_______________________________________
(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]
_______________________________________

(Place of Residency)

Peter Grosskopf, Chairman
_______________________________________
(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement (Shareholder)]

Schedule “A”

Security	Number
Common Shares	1,350,388
Warrants	2,500,000

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 4th day of September, 2025.

BETWEEN:

SCP Resource Finance LP

_____________________________________________

_____________________________________________

(the “Shareholder”)

- and -

New Found Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the “Acquiror” and together with the Shareholder, the “Parties”)

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Common Shares”) in the capital of Maritime Resources Corp. (the “Company”), set forth on Schedule “A” attached to this Agreement (the “Subject Shares”);

AND WHEREAS the Shareholder is the holder of that number of warrants to purchase Common Shares (the “Subject Warrants” and together with the Subject Shares, the “Subject Securities”) as set forth on Schedule “A” attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the “Arrangement Agreement”) and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b)	at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or other securities of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c)	the Shareholder agrees not to, directly or indirectly:
(i)	make, solicit, assist, initiate, encourage or knowingly facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(ii)	initiate any discussions or negotiations with any person (other than the Acquiror or any of its affiliates) regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;
(iii)	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or
(iv)	accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal.
(d)	the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(e)	the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a “Transfer”), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or this Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder’s legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws or any order of the Court), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (x) exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement, or (y) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, or (z) effecting a Transfer to a person controlled by the Shareholder who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement;

(f)	promptly notify the Acquiror upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);
(g)	the Shareholder shall not take any other action of any kind, directly or indirectly, which would reasonably be expected to materially impede, materially delay or materially interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed in writing by the Acquiror and the Company;
(h)	the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and
(i)	no later than five (5) Business Days prior to the date of the Company Meeting:
(i)	with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and
(ii)	with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Securities, instructing that the Shareholder’s Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Subject Shares acquired pursuant to the exercise of Subject Warrants or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement and the Arrangement Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(c)	Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or other securities of the Company other than as set out in Schedule “A”.
(d)	No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.
(e)	No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder’s ability to perform its obligations hereunder.

(f)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.
(g)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(h)	Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.
(c)	Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(d)	No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror’s abilities to perform its obligations hereunder.

ARTICLE 4 TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Acquiror and the Shareholder;
(b)	by the Shareholder if:
(i)	any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or
(ii)	without the prior written consent of the Shareholder, there is a (x) decrease in the amount of consideration payable by the Acquiror for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, (y) change in the form of the consideration payable for the Subject Securities pursuant to the Arrangement Agreement or the Plan of Arrangement, or (z) variation or amendment of the terms of the Arrangement Agreement or the Plan of Arrangement in a manner that is materially adverse to the Shareholder; or
(iii)	the Effective Date has not occurred by February 27, 2026;
(c)	by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that, in each case, the Acquiror has notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a)	the Effective Time; or
(b)	upon termination of the Arrangement Agreement in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5 GENERAL

Section 5.1 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.2 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with confidential and/or personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.3 Time of the Essence
Time is of the essence in this Agreement.
Section 5.4 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.5 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.6 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.9 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.10 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.12 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a)	to the Acquiror, addressed as follows:

New Found Gold Corp.

1055 West Georgia Street, Suite 2129
Vancouver, B.C. V6E 3P3

Attention: Email:	Keith Boyle, Chief Executive Officer [Redacted - Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500, 1133 Melville Street

Vancouver, British Columbia V6E 4E5

Attention: Bob Wooder and Michelle Noorani
Email: bob.wooder@blakes.com and michelle.noorani@blakes.com

(b)	to the Shareholder, as set forth on the signature page to this Agreement with a copy (which will not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200, P.O. Box 50
Toronto, Ontario M5X 1B8

Attention: James R. Brown and Minji Park

Email: jbrown@osler.com and mpark@osler.com
and to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre - North Tower
40 Temperance Street

Toronto, Ontario, M5H 0B4

Attention: Jay King

Email: jking@cassels.com

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.13 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.14 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW FOUND GOLD CORP.

By: (signed) “Keith Boyle”
_______________________________________
Authorized Signing Officer

SCP Resource Finance LP
_______________________________________
(Print Name of Shareholder)

(signed) “Peter Grosskopf”
_______________________________________
(Signature of Shareholder or Authorized Signatory)

[Redacted - Personal Information]

_______________________________________

(Place of Residency)

Peter Grosskopf, Chairman
_______________________________________
(Print Name and Title)

Address: [Redacted Personal Information]

_______________________________________

_______________________________________

Telephone: [Redacted - Personal Information]

Email: [Redacted - Personal Information]

[Signature page to Voting and Support Agreement (Shareholder)]

Schedule “A”

Security	Number
Common Shares	732,416
Warrants	5,818,917